Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock

of

Sucampo Pharmaceuticals, Inc.

at

$18.00 Net Per Share

by

Sun Acquisition Co.

a wholly owned indirect subsidiary of

Mallinckrodt Public Limited Company

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M., EASTERN TIME, ON FEBRUARY 13, 2018, UNLESS THE OFFER IS

EXTENDED OR EARLIER TERMINATED.

Sun Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned indirect subsidiary of Mallinckrodt plc, an Irish public limited company (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of Class A common stock, par value $0.01 per share (the “Sucampo Shares”), of Sucampo Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Sucampo” or the “Company”), at a purchase price of $18.00 per Sucampo Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 23, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Sucampo. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Sucampo in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger”) as soon as practicable without a vote on the adoption of the Merger Agreement by Sucampo stockholders, with Sucampo continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent.

In the Merger, each Sucampo Share outstanding immediately prior to the effective time of the Merger (other than Sucampo Shares held (i) by Sucampo (including any held in Sucampo’s treasury) or by Parent or Purchaser, which Sucampo Shares will be canceled and will cease to exist, (ii) by any wholly owned subsidiary of Sucampo or any wholly owned subsidiary of Parent (other than Purchaser ), which Sucampo Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any Sucampo stockholders who validly exercise appraisal rights under Delaware law with respect to such Sucampo Shares) will be automatically converted into the right to receive the Offer Price (or any greater price per Sucampo Share paid in the Offer), without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Sucampo Shares, regardless of any extension of the Offer or any delay in making payment for Sucampo Shares. As a result of the Merger, Sucampo will cease to be a publicly traded company and will become wholly owned by Parent.

The Offer is conditioned upon, among other things, (i) the absence of a termination of the Merger Agreement in accordance with its terms, (ii) the number of Sucampo Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, when considered together with all other Sucampo Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), representing at least one more than 50% of the total number of Sucampo Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), (iii) the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iv) no governmental authority having issued any judgment, injunction or other order or enacted any law that directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Sucampo Shares pursuant to the Offer, or the consummation of the Merger, (v) the absence of certain material adverse effects on Sucampo and (vi) the delivery of certain financial information. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Sucampo, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Sucampo and its stockholders, (ii) approved the execution, delivery and performance by Sucampo of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (iii) resolved to recommend that the stockholders of Sucampo tender their Sucampo Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer is provided herein under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Sucampo Shares pursuant to the Offer.

January 16, 2018

IMPORTANT

If you desire to tender all or any portion of your Sucampo Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Sucampo Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Sucampo Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Sucampo Shares,” in each case prior to 8:00 a.m., Eastern time, on February 13, 2018 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Sucampo Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Sucampo Shares to Purchaser pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders May Call Toll Free: (866) 620-0678

Banks and Brokers May Call Collect: (212) 269-5550

Email: SCMP@dfking.com

-i-

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Sucampo contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Sucampo or has been taken from or is based upon publicly available documents or records of Sucampo on file with the SEC or other public sources as of the date hereof. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of Class A common stock, par value $0.01 per share, of Sucampo Pharmaceuticals, Inc. (the “Sucampo Shares”).

Price Offered Per Share	$18.00 net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes.

Scheduled Expiration of Offer	8:00 a.m., Eastern time, on February 13, 2018, unless the Offer is extended or terminated in accordance with the Merger Agreement. See Section 1 — “Terms of the Offer.”

Offeror	Sun Acquisition Co., a Delaware corporation and a wholly owned indirect subsidiary of Mallinckrodt plc, an Irish public limited company.

Who is offering to purchase my Sucampo Shares?

Sun Acquisition Co., or “Purchaser,” which is a wholly owned indirect subsidiary of Mallinckrodt plc, or “Parent,” is offering to purchase for cash all of the outstanding Sucampo Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer, completing the process by which Purchaser will be merged with and into Sucampo and ancillary activities in connection with the Offer and the Merger. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Mallinckrodt plc alone, the term “Purchaser” to refer to Sun Acquisition Co. alone and the terms “Sucampo” and the “Company” to refer to Sucampo Pharmaceuticals, Inc. alone.

How many Sucampo Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, of Sucampo on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Sucampo Shares” to refer to these shares of Sucampo Class A common stock.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest of Sucampo. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends thereafter to cause Purchaser to consummate the Merger as soon as practicable (as described below). Upon consummation of the Merger, Sucampo would cease to be a publicly traded company and would be an indirect wholly owned subsidiary of Parent.

See Section 12 — “Purpose of the Offer; Plans for Sucampo.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $18.00 per Sucampo Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Sucampo Shares and you directly tender your Sucampo Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Sucampo Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Sucampo Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Sucampo Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Sucampo have entered into an Agreement and Plan of Merger, dated as of December 23, 2017 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Sucampo (the “Merger”). If the Minimum Condition and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote on the adoption of the Merger Agreement by Sucampo stockholders.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Neither the consummation of the Offer nor the Merger is subject to any financing condition. The total amount of funds estimated to be required by Parent and Purchaser to consummate the Offer and purchase all outstanding Sucampo Shares in the Offer, to fund the Merger, to fund payments in respect of outstanding in-the-money stock options and outstanding restricted stock units and performance stock awards (together, “RSUs”) of Sucampo and to repay certain indebtedness of Sucampo is approximately $1.2 billion, excluding related fees and expenses. Parent and Purchaser anticipate funding such cash requirements from Parent’s available cash on hand (including, without limitation, proceeds of a recent draw on an existing revolving credit facility) and proceeds from the Debt Financing described below. Funding of the Debt Financing is subject to the satisfaction of various customary conditions.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Sucampo Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Sucampo Shares and accept the Offer because:

•	the Offer is being made for all outstanding Sucampo Shares solely for cash;

•	the Offer and the Merger are not subject to any financing condition;

•	a subsidiary of Parent has received debt financing commitments in respect of funds sufficient, together with Parent’s cash on hand (including, without limitation, proceeds of a recent draw on an existing revolving credit facility), to purchase all Sucampo Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Sucampo Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price), subject to limited exceptions for Sucampo Shares held by Sucampo stockholders who validly exercise appraisal rights under Section 262 of the DGCL with respect to such Sucampo Shares and Sucampo Shares held by us or Sucampo or our or Sucampo’s respective subsidiaries, and Parent will have sufficient cash available pursuant to the Debt Financing and its cash on hand (including, without limitation, proceeds of a recent draw on an existing revolving credit facility) to pay for all such Sucampo Shares.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Sucampo Shares in the Offer?

You will have until 8:00 a.m., Eastern time, on February 13, 2018, unless we extend the Offer pursuant to the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated pursuant to, and in accordance with, the Merger Agreement. If you hold Sucampo Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Sucampo Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Sucampo Shares by the Expiration Date.

The time of acceptance for payment of all Sucampo Shares validly tendered (and not validly withdrawn) in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Offer Acceptance Time,” and the date and time at which such Offer Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Sucampo Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer and the Expiration Date can be extended in accordance with the Merger Agreement. If, as of the then-scheduled Expiration Date, any Offer Condition (as defined below) is not satisfied and has not been waived, Purchaser may, in its discretion, extend the Offer on one or more occasions (for an additional period of up to ten business days per extension) to permit such Offer Condition to be satisfied. In certain circumstances, we are required by the terms of the Merger Agreement to extend the Offer beyond the initial Expiration Date. Subject to our rights to terminate the Merger Agreement in accordance with its terms, we must extend the Offer (i) as required by applicable legal requirements, any interpretation or position of the SEC, the staff thereof or the NASDAQ Global Stock Market applicable to the Offer, (ii) until any waiting period (and any extension thereof) under the HSR Act has expired or been terminated and (iii) if any Offer Condition (other than the Minimum Condition) is not satisfied by the then-scheduled Expiration Date and Sucampo requests that the Offer be extended to permit satisfaction of such Offer Condition(s). In addition, if the Minimum Condition is not satisfied by the then-scheduled Expiration Date but all other Offer Conditions (other than the Offer Condition requiring delivery of an officers’ certificate by Sucampo) have been satisfied, then at the request of Sucampo, we must extend the Offer on up to two occasions for an additional period of up to ten business days per such extension to permit the Minimum Condition to be satisfied. However, in no event will Purchaser be required to, and without Sucampo’s consent, Purchaser will not, extend the Offer beyond June 21, 2018. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Sucampo Shares.

See Section 1 — “Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will make a public announcement of the extension no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (collectively, the “Offer Conditions”):

•	that there have been validly tendered (and not validly withdrawn) a number of Sucampo Shares that, when considered together with all other Sucampo Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), would represent at least one more than 50% of the total number of Sucampo Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•	that any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under, the HSR Act shall have been obtained, shall have been received or shall have terminated or expired, as the case may be (the “Regulatory Condition”);

•	that there has not been issued by any governmental body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Sucampo Shares pursuant to the Offer or the consummation of the Offer or the Merger, nor shall any action have been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Sucampo Shares pursuant to the Offer or the consummation of the Merger;

•	the accuracy of representations and warranties made by Sucampo in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15 — “Conditions of the Offer” (the “Representations Condition”);

•	the compliance and performance of Sucampo in all material respects with all of its covenants and agreements required to be complied with or performed by it under the Merger Agreement at or prior to the Offer Acceptance Time (the “Covenants Condition”);

•	that since the date of the Merger Agreement, there has not been any event, occurrence, violation, inaccuracy, circumstance or other matter that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect, as such term is defined in the Merger Agreement and as described in more detail in Section 11 — “The Merger Agreement; Other Agreements—Representations and Warranties” (the “MAE Condition”);

•	that Parent and Purchaser have received a certificate of Sucampo, executed by the chief executive officer and the chief financial officer of Sucampo, to the effect that the Representations Condition, the Covenants Condition and the MAE Condition have been satisfied;

•

that Parent has received (i) audited consolidated balance sheets and related statements of income and cash flows of Sucampo for the most recent three fiscal years ended at least 90 days prior to the Offer

Acceptance Time and (ii) unaudited consolidated balance sheets and related statements of income and cash flows of Sucampo for each fiscal quarter ended after the close of its most recent fiscal year and at least 45 days prior to the Offer Acceptance Time (but excluding the fourth quarter of any fiscal year), with Parent having acknowledged its prior receipt of the financial statements referred to in the foregoing clause (i) for the fiscal years ended in 2014, 2015 and 2016, and in the foregoing clause (ii) for the fiscal quarters ended on September 30, 2017, June 30, 2017 and March 31, 2017, and which condition may be satisfied by Sucampo’s public filing with the SEC of any audited financial statements required pursuant to the foregoing clause (i) in an Annual Report on Form 10-K or unaudited financial statements required pursuant to the foregoing clause (ii) in a Quarterly Report on Form 10-Q; and

•	that the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the Merger Agreement.

Parent and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Sucampo, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Sucampo Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Sucampo Shares in its capacity as such, (vi) change or waive the Minimum Condition, (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 15 — “Conditions of the Offer.”

How do I tender my Sucampo Shares?

If you hold your Sucampo Shares directly as the registered owner, you can (i) tender your Sucampo Shares in the Offer by delivering the certificates representing your Sucampo Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Sucampo Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, in either case, no later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

We are not providing for guaranteed delivery procedures. Therefore, Sucampo stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”), which is earlier than 8:00 a.m., Eastern time, on the Expiration Date. In addition, for Sucampo stockholders who are registered holders, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to 8:00 a.m., Eastern time, on the Expiration Date. Sucampo stockholders must tender their Sucampo Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

If you hold your Sucampo Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Sucampo Shares and give instructions that your

Sucampo Shares be tendered. You should contact the institution that holds your Sucampo Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Sucampo Shares.”

Until what time may I withdraw previously tendered Sucampo Shares?

You may withdraw your previously tendered Sucampo Shares at any time prior to 8:00 a.m., Eastern time, on the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Sucampo Shares may also be withdrawn at any time after March 17, 2018, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Sucampo Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Sucampo Shares?

To withdraw previously tendered Sucampo Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Sucampo Shares. If you tendered Sucampo Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Sucampo Shares.

See Section 4 — “Withdrawal Rights.”

What does the Sucampo board of directors think of the Offer?

The board of directors of Sucampo (which we refer to as the “Sucampo Board”), among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Sucampo and its stockholders, (ii) approved the execution, delivery and performance by Sucampo of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (iii) resolved to recommend that the stockholders of Sucampo tender their Sucampo Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Sucampo.” We expect that a more complete description of the reasons for the Sucampo Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared and filed by Sucampo with the SEC and mailed to all Sucampo stockholders.

Have any Sucampo stockholders entered into agreements with Parent or any of its affiliates requiring them to tender their Sucampo Shares?

Yes. In connection with the execution of the Merger Agreement, certain Sucampo stockholders (the “Supporting Stockholders”) have entered into a Tender and Support Agreement, dated as of December 23, 2017, with Parent and Purchaser (as it may be amended from time to time, the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Sucampo Shares representing in the aggregate approximately 32% of the total outstanding Sucampo Shares as of January 9, 2018 and, subject to certain exceptions, not to transfer any of the Sucampo Shares that are subject to the Support Agreement.

See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a more detailed description of the Support Agreement.

If the Offer is completed, will Sucampo continue as a public company?

No. As soon as practicable following the consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Sucampo Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Sucampo Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly we acquire a number of Sucampo Shares that, when added to the number of Sucampo Shares (if any) then otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), equals at least one Sucampo Share more than 50% of the total number of Sucampo Shares then outstanding, and thus the Minimum Condition was satisfied, then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Sucampo stockholders. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Sucampo Shares for purchase in the Offer, nor will we consummate the Merger. See Section 1 — “Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if we complete the Offer, Sucampo stockholders who have not tendered their Sucampo Shares in the Offer (i) will not be required to vote on the adoption of the Merger Agreement, (ii) will be entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger with respect to any Sucampo Shares not tendered in the Offer and (iii) will, upon consummation of the Merger, if they do not validly exercise appraisal rights under Delaware law, have their Sucampo Shares converted into the right to receive the same cash consideration, without interest (the “Merger Consideration”) and less any applicable withholding taxes, as was payable in the Offer.

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Sucampo — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Sucampo Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur as promptly as practicable after the consummation of the Offer and all of the Sucampo Shares outstanding prior to the Effective Time (subject to limited exceptions for Sucampo Shares held by Sucampo stockholders who validly exercise appraisal rights under Section 262 of the DGCL with respect to such Sucampo Shares and Sucampo Shares held by us or Sucampo or our or Sucampo’s respective subsidiaries) will at the Effective Time be converted into the right to receive the same cash consideration, without interest and less any applicable withholding taxes, as was payable in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your Sucampo Shares and not tendering your Sucampo Shares is that no appraisal rights will be available in the Offer.

See the “Introduction” and Section 13—“Certain Effects of the Offer.”

If I tender my Sucampo Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Sucampo Shares for payment, we will pay you an amount equal to the number of Sucampo Shares you tendered multiplied by $18.00 in cash without interest, less any applicable withholding taxes, as promptly as practicable on or after the date the Offer expires.

See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Sucampo Shares.”

What is the market value of my Sucampo Shares as of a recent date?

On December 22, 2017, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sale price on the NASDAQ Global Market was $17.00 per Sucampo Share. On January 12, 2018, the last full trading day before the commencement of the Offer, the reported closing sale price on the NASDAQ Global Market was $18.05 per Sucampo Share.

See Section 6 — “Price Range of Sucampo Shares; Dividends.”

Will I be paid a dividend on my Sucampo Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Sucampo will not declare, accrue, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or other property) in respect of its capital stock (including the Sucampo Shares) or set any record date therefor.

See Section 6 — “Price Range of Sucampo Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Sucampo Shares in the Offer and the Merger is completed, Sucampo stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Sucampo Shares not tendered in the Offer, subject to and in accordance with Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under Section 262 of the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Stock options to purchase Sucampo Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Sucampo stock option that is outstanding as of immediately prior to the Effective Time will become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Sucampo stock option that is then outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive cash in an amount, less any applicable withholding taxes, equal to the product of (i) the total number of Sucampo Shares subject to such Sucampo stock option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price payable per Sucampo Share underlying such Sucampo stock option.

If the exercise price of any Sucampo stock option is equal to or greater than the Merger Consideration, such stock option will be canceled for no consideration at the Effective Time.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Sucampo Equity Awards.”

What will happen to my RSUs in the Offer?

RSUs of Sucampo are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and converted into the right to receive cash in an amount, less any applicable withholding taxes, equal to (i) the total number of Sucampo Shares underlying such RSU immediately prior to the Effective Time (in the case of performance stock awards, determined based on “target” levels) multiplied by (ii) the Merger Consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Sucampo Equity Awards.”

What are the material U.S. federal income tax consequences of tendering Sucampo Shares?

The receipt of cash in exchange for your Sucampo Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

You should consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

D.F. King & Co., Inc. is acting as our information agent (the “Information Agent”) for the Offer. Stockholders may call D.F. King & Co., Inc. toll-free from the U.S. and Canada at (866) 620-0678. Banks and brokers may call collect at (212) 269-5550. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Class A Common Stock of Sucampo Pharmaceuticals, Inc.:

Sun Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned indirect subsidiary of Mallinckrodt plc, an Irish public limited company (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of Class A common stock, par value $0.01 per share (the “Sucampo Shares”), of Sucampo Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Sucampo” or the “Company”), at a purchase price of $18.00 per Sucampo Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of December 23, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Sucampo. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Sucampo (the “Merger”) as soon as practicable in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote on the adoption of the Merger Agreement by Sucampo stockholders, with Sucampo continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent.

In the Merger, each Sucampo Share outstanding immediately prior to the Effective Time (other than Sucampo Shares held (i) by Sucampo (including any held in Sucampo’s treasury) or by Parent or Purchaser, which Sucampo Shares will be canceled and will cease to exist, (ii) by any wholly owned subsidiary of Sucampo or any wholly owned subsidiary of Parent (other than Purchaser), which Sucampo Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any Sucampo stockholders who validly exercise appraisal rights under Delaware law with respect to such Sucampo Shares) will be automatically converted into the right to receive the Offer Price (or any greater price per Sucampo Share paid in the Offer), without interest thereon (the “Merger Consideration”) and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Sucampo Shares, regardless of any extension of the Offer or any delay in making payment for Sucampo Shares. As a result of the Merger, Sucampo will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Sucampo stock options and RSUs in the Merger.

Tendering stockholders who are record owners of their Sucampo Shares and who tender directly to American Stock Transfer & Trust Company, LLC, the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Sucampo Shares by Purchaser pursuant to the Offer. Stockholders who hold their Sucampo Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (i) the absence of a termination of the Merger Agreement in accordance with its terms, (ii) the number of Sucampo Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, when considered together with all other Sucampo Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), representing at least one more than 50% of the total number of Sucampo Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), (iii) the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iv) no governmental authority having issued any judgment, injunction or other order or enacted any law that directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Sucampo Shares pursuant to the Offer, or the consummation of the Merger, (v) the absence of certain material adverse effects on Sucampo and (vi) the delivery of certain financial information. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” Neither the consummation of the Offer nor the Merger is subject to any financing condition.

The board of directors of Sucampo, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Sucampo and its stockholders, (ii) approved the execution, delivery and performance by Sucampo of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (iii) resolved to recommend that the stockholders of Sucampo tender their Sucampo Shares to Purchaser pursuant to the Offer.

A more complete description of the Sucampo Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Sucampo (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. Sucampo stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”

In connection with the execution of the Merger Agreement, certain Sucampo stockholders (the “Supporting Stockholders”) have entered into a Tender and Support Agreement, dated as of December 23, 2017, with Parent and Purchaser (as it may be amended from time to time, the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Sucampo Shares representing in the aggregate approximately 32% of Sucampo the total outstanding Sucampo Shares as of January 9, 2018 and, subject to certain exceptions, not to transfer any of the Sucampo Shares that are subject to the Support Agreement. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a more detailed description of the Support Agreement.

Sucampo has advised Parent that, as of January 9, 2018, 47,313,056 Sucampo Shares were outstanding.

Pursuant to the Merger Agreement, the directors and officers of the Surviving Corporation immediately after the Effective Time will be the respective individuals designated as directors and officers of Purchaser as of the Effective Time.

If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL as soon as practicable without a vote on the adoption of the Merger Agreement by Sucampo stockholders.

Material U.S. federal income tax consequences of the sale of Sucampo Shares pursuant to the Offer and the exchange of Sucampo Shares pursuant to the Merger are described in Section 5 — “Material U.S. Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Sucampo stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Sucampo Shares not tendered in the Offer, subject to and in accordance with Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Sucampo Shares validly tendered prior to 8:00 a.m., Eastern time, on the Expiration Date and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance for payment of Sucampo Shares validly tendered and not validly withdrawn pursuant to and subject to the Offer Conditions shall occur on February 13, 2018, unless we extend the Offer pursuant to the terms of the Merger Agreement. We refer to such time of acceptance as the “Offer Acceptance Time,” and the date and time at which such Offer Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Regulatory Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, if as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion, extend the Offer on one or more occasions (for an additional period of up to ten business days per extension) to permit such Offer Condition to be satisfied. In certain circumstances, we are required by the terms of the Merger Agreement to extend the Offer beyond the initial Expiration Date. Subject to our rights to terminate the Merger Agreement in accordance with its terms, we must extend the Offer (i) as required by applicable legal requirements, any interpretation or position of the SEC, the staff thereof or the NASDAQ Global Stock Market applicable to the Offer, (ii) until any waiting period (and any extension thereof) under the HSR Act has expired or been terminated and (iii) if any Offer Condition (other than the Minimum Condition) is not satisfied by the then-scheduled Expiration Date and Sucampo requests that the Offer be extended to permit satisfaction of such Offer Condition(s). In addition, if the Minimum Condition is not satisfied by the then-scheduled Expiration Date but all other Offer Conditions (other than the Offer Condition requiring delivery of an officers’ certificate by Sucampo) have been satisfied, then at the request of Sucampo, we must extend the Offer on up to two occasions for an additional period of up to ten business days per such extension to permit the Minimum Condition to be satisfied. However, in no event will Purchaser be required to, and without Sucampo’s consent, Purchaser will not, extend the Offer beyond June 21, 2018 (the “End Date”). If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Sucampo Shares.

Parent and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Sucampo, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Sucampo Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Sucampo Shares in its capacity as such, (vi) change or waive the Minimum Condition, (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Act.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Sucampo Shares (whether before or after our acceptance for payment for Sucampo Shares) or are unable to accept Sucampo Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Sucampo Shares on our behalf, and such Sucampo Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Sucampo Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. In addition, in the Merger Agreement, we have agreed that, on the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) pay for all Sucampo Shares validly tendered (and not validly withdrawn) in the Offer as promptly as practicable after the Offer Acceptance Time.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Sucampo Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Sucampo Shares are purchased in the Offer, whether such Sucampo Shares were tendered before or after the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Sucampo Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Offer Closing, in accordance with the terms of the Merger Agreement, we will complete the Merger pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Sucampo stockholders.

Sucampo has provided us, not more than ten business days prior to the date of the commencement of the Offer, with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Sucampo Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Sucampo Shares whose names appear on the stockholder list of Sucampo and will be furnished, for subsequent transmittal to beneficial owners of Sucampo Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Sucampo Shares.

2.	Acceptance for Payment and Payment for Sucampo Shares.

Subject to the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for Sucampo Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Sucampo Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Sucampo Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Sucampo Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Sucampo Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Sucampo Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Sucampo Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Sucampo Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms set forth in the Merger Agreement and subject to the Offer Conditions, as promptly as practicable on or after the Expiration Date of the Offer, we will accept for payment, and pay for, all Sucampo Shares validly tendered to us in the Offer and not validly withdrawn on or prior to 8:00 a.m., Eastern time, on the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Sucampo Shares validly tendered (and not validly withdrawn) as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Sucampo Shares pursuant to the Offer. On the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Sucampo Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Sucampo Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Sucampo Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Sucampo Shares or are unable to accept Sucampo Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Sucampo Shares on our behalf, and such Sucampo Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Sucampo Shares, including by reason of any extension of the Offer or any delay in making such payment for Sucampo Shares.

If any tendered Sucampo Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Sucampo Share Certificates are submitted evidencing more Sucampo Shares than are tendered, Share Certificates evidencing unpurchased Sucampo Shares will be returned, without expense to the tendering stockholder (or, in the case of Sucampo Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Sucampo Shares,” such Sucampo Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Sucampo Shares.

Valid Tenders. In order for a Sucampo stockholder to validly tender Sucampo Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Sucampo Shares must be received by the Depositary at such address or (ii) such Sucampo Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to 8:00 a.m., Eastern time, on the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Sucampo Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Sucampo Shares by causing DTC to transfer such Sucampo Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Sucampo Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to 8:00 a.m., Eastern time, on the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, Sucampo stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC, which is earlier than 8:00 a.m., Eastern time, on the Expiration Date. In addition, for Sucampo stockholders who are registered holders, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary prior to 8:00 a.m., Eastern time, on the Expiration Date. Sucampo stockholders must tender their Sucampo Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Sucampo Shares) of the Sucampo Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Sucampo Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Sucampo Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Sucampo Shares or a Book-Entry Confirmation of a book-entry transfer of such Sucampo Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Sucampo Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to 8:00 a.m., Eastern time, on the Expiration Date.

Acceptance and Agreement. The tender of Sucampo Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Sucampo Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Sucampo Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity; Irregularities. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Sucampo Shares will be determined by us, in our sole discretion, and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Sucampo Shares to challenge such determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Sucampo Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Sucampo Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Sucampo Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Sucampo Shares or other securities or rights issued or issuable in respect of such Sucampo Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Sucampo Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Sucampo Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective).

The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Sucampo Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Sucampo stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Sucampo Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Sucampo Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Sucampo Shares and other related securities or rights, including voting at any meeting of Sucampo stockholders.

Information Reporting and Backup Withholding. Payments made to Sucampo stockholders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that are United States persons for U.S. federal income tax purposes that do not otherwise establish an exemption should return a properly completed and executed Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal, certifying that such stockholder is a United States person, that the taxpayer identification number (“TIN”) provided in the IRS Form W-9 is correct, and that such stockholder is not subject to backup withholding. Stockholders that are not United States persons for U.S. federal income tax purposes should submit a properly completed and executed applicable IRS Form W-8, which may be obtained at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Sucampo Shares tendered pursuant to the Offer may be withdrawn at any time prior to 8:00 a.m., Eastern time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 17, 2018, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Sucampo Shares to be withdrawn, the number of Sucampo Shares to be withdrawn and the name of the registered holder of such Sucampo Shares, if different from that of the person who tendered such Sucampo Shares. If Share Certificates evidencing Sucampo Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Sucampo Shares have been tendered for the account of an Eligible Institution. If Sucampo Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Sucampo Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Sucampo Shares.

Withdrawals of Sucampo Shares may not be rescinded. Any Sucampo Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Sucampo Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Sucampo Shares” at any time prior to 8:00 a.m., Eastern time, on the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Sucampo Shares to challenge such decision in a court of competent jurisdiction. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a general discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Sucampo Shares are tendered and accepted for payment pursuant to the Offer or whose Sucampo Shares are exchanged for cash pursuant to the Merger. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change and different interpretations, possibly with retroactive effect, and any such change or different interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

The discussion applies only to U.S. Holders who hold Sucampo Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this discussion does not address U.S. federal taxes, including estate, gift and alternative minimum taxes, other than the income tax. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of his, her or its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, regulated investment companies, real estate investment trusts, S corporations, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Sucampo Shares through, partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes, U.S. Holders whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, stockholders holding Sucampo Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Sucampo Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, restricted stock units, performance-based stock units or otherwise as compensation, and holders other than U.S. Holders). Holders of Sucampo Shares should consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger, including the applicability and effect of any state, local, foreign or other tax laws.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Sucampo Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for U.S. federal income tax purposes.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Sucampo Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships for U.S. federal income tax purposes that hold Sucampo Shares, and partners in such partnerships, should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

The exchange of Sucampo Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Sucampo Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Sucampo Shares exchanged. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Sucampo Shares is more than one year. Long-term capital gains of certain non-corporate holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

If a U.S. Holder acquired different blocks of Sucampo Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period, and thus the amount and character of its gain or loss, separately with respect to each block of Sucampo Shares.

A U.S. Holder who exchanges Sucampo Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the applicable withholding agent or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Sucampo Shares.”

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. HOLDERS OF SUCAMPO SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES, AND CHANGES IN ANY LAWS. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Sucampo Shares; Dividends.

The Sucampo Shares currently trade on the NASDAQ Global Market under the symbol “SCMP.” Sucampo advised Parent that, as of January 9, 2018, there were 47,313,056 Sucampo Shares outstanding, 5,197,648 Sucampo Shares issuable pursuant to options to purchase Sucampo Shares with an exercise price less than the Offer Price, 308,353 Sucampo Shares subject to outstanding RSUs (assuming applicable performance goals are satisfied at “target” levels) and 18,079,110 Sucampo Shares subject to or otherwise deliverable upon the conversion of Sucampo’s 3.25% Convertible Senior Notes due 2021, to the extent such notes are convertible in accordance with their terms into Sucampo Shares prior to the expiration of the Offer.

The following table sets forth, for the periods indicated, the high and low sale prices per Sucampo Share for each quarterly period within the two most recently completed fiscal years of Sucampo as well as the first quarter of the current fiscal year through January 12, 2018, in each case as reported on the NASDAQ Global Market, and the quarterly cash dividends declared per Sucampo Share for each such quarterly period.

	High	Low	Cash Dividends Declared
Fiscal Year Ended December 31, 2016
First Quarter	$16.95	$9.59	$—
Second Quarter	$12.61	$9.62	—
Third Quarter	$13.53	$10.72	—
Fourth Quarter	$17.55	$10.60	—
Fiscal Year Ended December 31, 2017
First Quarter	$14.20	$10.15	$—
Second Quarter	$11.00	$9.30	—
Third Quarter	$13.15	$9.90	—
Fourth Quarter	$18.10	$9.45	—
Year Ended December 31, 2018
First Quarter (through January 12, 2018)	$18.75	$17.90	$—

On December 22, 2017, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sale price of a Sucampo Share on the NASDAQ Global Market was $17.00. On January 12, 2018, the last full trading day before the commencement of the Offer, the reported closing sale price of a Sucampo Share on the NASDAQ Global Market was $18.05.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Sucampo will not declare, accrue, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or other property) in respect of, its capital stock (including the Sucampo Shares) or set any record date therefor.

7.	Certain Information Concerning Sucampo.

Except as specifically set forth herein, the information concerning Sucampo contained in this Offer to Purchase has been taken from or is based upon information furnished by Sucampo or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Sucampo’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning Sucampo, whether furnished by Sucampo or contained in such documents and records, or for any failure by Sucampo to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Sucampo was incorporated in Delaware in December 1996. Its principal executive offices are located at 805 King Farm Boulevard, Suite 550, Rockville, Maryland 20850, and its telephone number is (301) 961-3400.

Available Information. The Sucampo Shares are registered under the Exchange Act. Accordingly, Sucampo is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Sucampo’s directors and officers, their remuneration, stock options and RSUs granted to them, the principal holders of Sucampo’s securities, any material interests of such persons in transactions with Sucampo and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 21, 2017. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Sucampo, that file electronically with the SEC.

Sucampo Financial Projections. In response to Parent’s request that Sucampo provide projections, in December 2017, Sucampo provided Parent with certain limited long-term financial projections, which are referred to as the December Projections in Sucampo’s Schedule 14D-9. Such December Projections are described in Sucampo’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Sucampo stockholders contemporaneously with this Offer to Purchase.

8.	Certain Information Concerning Parent and Purchaser.

General. Parent is a public limited company incorporated in Ireland and the indirect parent of Purchaser. Parent’s principal executive offices are located at 3 Lotus Park, The Causeway, Staines-Upon-Thames, Surrey TW18 3AG, United Kingdom. The telephone number of Parent is +44 017 8463 6700. Parent is a global business that develops, manufactures, markets and distributes specialty pharmaceutical products and therapies. Areas of focus include autoimmune and rare diseases in specialty areas like neurology, rheumatology, nephrology, pulmonology and ophthalmology; immunotherapy and neonatal respiratory critical care therapies; and analgesics. Parent’s core strengths include the acquisition and management of highly regulated raw materials and specialized chemistry, formulation and manufacturing capabilities. Parent’s Specialty Brands segment includes branded medicines and its Specialty Generics segment includes specialty generic drugs, active pharmaceutical ingredients and external manufacturing.

Purchaser is a Delaware corporation formed on December 21, 2017 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement and the Support Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Sucampo will continue as the Surviving Corporation. Until immediately prior to the time Purchaser accepts for payment Sucampo Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned indirect subsidiary of Parent.

The principal executive offices for Purchaser are located at 675 McDonnell Blvd., Hazelwood, Missouri 63042. The telephone number for Purchaser is (314) 654-2000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Sucampo Shares and (ii) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Sucampo Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Sucampo (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Sucampo or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Sucampo or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent and Purchaser have filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer and the Merger are not conditioned upon obtaining financing. We do not think our financial condition is relevant to your decision whether to tender Sucampo Shares and accept the Offer because:

•	the Offer is being made for all outstanding Sucampo Shares solely for cash;

•	the Offer and the Merger are not subject to any financing condition;

•	a subsidiary of Parent has received financing commitments in respect of funds sufficient, together with Parent’s cash on hand (including, without limitation, proceeds of a recent draw on an existing revolving credit facility), to purchase all Sucampo Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Sucampo Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price), subject to limited exceptions for Sucampo Shares held by Sucampo stockholders who validly exercise appraisal rights under Section 262 of the DGCL with respect to such Sucampo Shares and Sucampo Shares held by us or Sucampo or our or Sucampo’s respective subsidiaries, and Parent will have sufficient cash available pursuant to the Debt Financing and its cash on hand (including, without limitation, proceeds of a recent draw on an existing revolving credit facility) to pay for all such Sucampo Shares.

The total amount of funds estimated to be required by Parent and Purchaser to consummate the Offer and purchase all outstanding Sucampo Shares in the Offer, to fund the Merger, to fund payments in respect of outstanding in-the-money stock options and RSUs of Sucampo and to repay certain indebtedness of Sucampo is approximately $1.2 billion, excluding related fees and expenses. Parent and Purchaser anticipate funding such cash requirements from Parent’s available cash on hand (including, without limitation, proceeds of a recent draw on an existing revolving credit facility) and proceeds from the Debt Financing described below.

Debt Financing

Mallinckrodt International Finance S.A. (“MIFSA”), a wholly owned subsidiary of Parent, has received a commitment letter, dated as of December 23, 2017 (as amended, supplemented or otherwise modified from time to time, the “Debt Commitment Letter”), from Deutsche Bank AG New York Branch (“DBNY”) and Deutsche Bank Securities Inc. (“DBSI”) pursuant to which DBNY made loan commitments for the purpose of financing a portion of the funds required to complete the Offer and the Merger, the refinancing of certain indebtedness of Sucampo and the payment of fees and expenses incurred in connection with the foregoing (such commitments, the “Debt Financing”). Parent’s cash on hand (including, without limitation, proceeds of a recent draw on an existing revolving credit facility), together with the proceeds of the Debt Financing, will be sufficient to fund the Offer, the Merger, the refinancing of certain indebtedness of Sucampo described below, and fees and expenses incurred in connection with the foregoing.

MIFSA has also entered into an agreement, dated as of January 5, 2018 (the “Joinder Agreement”), with each of Barclays Bank PLC (“Barclays”), Citigroup Global Markets Inc. (“CGMI” and CGMI, Citibank N.A., Inc. or Citicorp North America, Inc., as CGMI shall determine to be appropriate, “Citi”), Credit Suisse AG, Cayman Islands Branch (“Credit Suisse”), Credit Suisse Securities (USA) LLC (“CS Securities”), Goldman Sachs Bank USA (“Goldman”), Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), Wells Fargo Bank, National Association (“Wells Fargo”), Wells Fargo Securities, LLC (“WF Securities”), Mizuho Bank, Ltd. (“Mizuho”), PNC Bank, National Association (“PNC” and, together with DBNY, Barclays, Credit Suisse, Goldman, Morgan Stanley, Wells Fargo and Mizuho, the “Debt Financing Sources”) and PNC Capital Markets LLC (“PNC Capital Markets” and, together with the Debt Financing Sources, DBSI, CS Securities and WF Securities, the “Agents”). Pursuant to the Joinder Agreement, (i) MIFSA appointed each of Barclays and Citi to act (and each of such entities agreed to act), together with DBSI, as a joint lead arranger for the Debt Financing and (ii) MIFSA appointed each of CS Securities, Goldman, Morgan Stanley, WF Securities, Mizuho and PNC Capital Markets (and each of such entities agreed to act) as a co-manager for the Debt Financing.

Barclays, Credit Suisse, Goldman, Morgan Stanley, Wells Fargo, Mizuho and PNC each committed to provide the amount of the Debt Financing as set forth on Annex A to the Joinder Agreement, in each case upon the terms and subject only to the conditions set forth in the Debt Commitment Letter. DBNY was released from its commitment to lend each of the Debt Financing facilities by the aggregate amount of such new commitments

Pursuant to the Debt Commitment Letter, the Debt Financing Sources have committed to provide or arrange, subject to the terms and conditions of the Debt Commitment Letter, a senior secured term loan facility in the aggregate principal amount of up to $500.0 million (the “Term Loan Facility”).

The commitment of the Debt Financing Sources with respect to the Term Loan Facility will automatically terminate on the first to occur of (i) 5:00 p.m. Eastern time on June 22, 2018, unless on or prior to such time the Offer and the Merger and certain other transactions have been consummated, (ii) the date of the termination of the Merger Agreement in accordance with its terms (other than with respect to terms that survive such termination), or (iii) the consummation of the Offer and the Merger without the use of the Term Loan Facility.

Conditions Precedent to the Debt Financing

The availability of the Term Loan Facility is subject to, among other things:

•	the consummation, substantially concurrently with the initial funding of the Term Loan Facility, of the Offer and the Merger in accordance with the terms and conditions of the Merger Agreement and the Merger Agreement not having been altered, amended or otherwise changed or supplemented or any provision or condition therein waived, nor any consent granted, by Parent or Purchaser, if such alteration, amendment, change, supplement, waiver or consent would be adverse to the interests of the lenders thereunder (in their capacities as such) in any material respect, without the prior written consent of the Agents (such consent not to be unreasonably withheld, delayed or conditioned);

•	the absence, since the date of the Merger Agreement, of any event, occurrence, violation, inaccuracy, circumstance or other matter that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement, without giving effect to clause (ii) (as described herein) of the definition thereof);

•	the delivery of certain historical financial information of Parent and Sucampo;

•	consummation of the Sucampo Credit Agreement Refinancing (as defined below);

•	certain specified representations and warranties of Parent being true and correct in all material respects and the representations and warranties made by Sucampo in the Merger Agreement as are material to the interests of the lenders under the Term Loan Facility being true and correct, but only to the extent that Parent or Purchaser, as applicable, has the right to terminate Parent’s and Purchaser’s obligations (or to refuse to consummate the Offer and the Merger) under the Merger Agreement as a result of a breach of such representations and warranties;

•	if the Term Loan Facility is consummated as an incremental facility under the Parent Credit Agreement (as defined below), the absence of any default or event of default under such Parent Credit Agreement as of the date of the Merger Agreement and satisfaction of a specified financial ratio test set forth therein;

•	payment of required fees and expenses;

•	execution and delivery of definitive documentation for the Term Loan Facility and, subject to certain exceptions and qualifications, granting and perfecting security interests in certain collateral; and

•	consummation of the Offer and the Merger occurring on or after January 31, 2018.

The definitive documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this Offer to Purchase. Although the Debt Financing described in this Offer to Purchase is not subject to due diligence or “market out,” such financing may not be considered assured. The obligation of the Debt Financing Sources to provide the Debt Financing under the Debt Commitment Letter is subject to a number of conditions, some of which are set forth above. There is a risk that these conditions will not be satisfied and the Debt Financing may not be funded when required. As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described in this Offer to Purchase is not available.

Term Loan Facility

The Term Loan Facility is expected to be incurred as an incremental term loan facility under the Credit Agreement, dated as of March 29, 2014 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Parent Credit Agreement”), among Parent, MIFSA, Mallinckrodt CB LLC, the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent, in an aggregate principal amount of up to $500.0 million. The Term Loan Facility is expected to have substantially similar terms as the existing term loans under the Parent Credit Agreement, other than with respect to the applicable interest rate and prepayment premiums in respect of certain voluntary prepayments.

Final Maturity Date. The Term Loan Facility is expected to have a final maturity date of September 24, 2024.

Interest Rates. Loans under the Term Loan Facility are expected to bear interest, at the option of the borrowers thereunder, at a rate equal to adjusted LIBOR or an alternate base rate, in each case subject to a floor, plus a spread.

Prepayments and Amortization. Parent will be permitted to make voluntary prepayments with respect to the Term Loan Facility at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). However, Parent is expected to be required to pay a prepayment premium equal to 1% of the amount of loans subject to any “repricing” event that occurs on or before the date that is six months after the closing of the Term Loan Facility. The term loans under the Term Loan Facility are expected to amortize 1% per annum in equal quarterly installments until the final maturity date, with the remaining aggregate principal amount of term loans originally incurred under the Term Loan Facility to be repaid in full on the final maturity date.

Guarantors and Collateral. All obligations under the Term Loan Facility will be guaranteed by each borrower under the Parent Credit Agreement, Parent, each existing and future direct and indirect, wholly owned U.S. subsidiary of Parent (subject to certain exceptions) and each existing and future direct or indirect wholly owned subsidiary of Parent that owns indirectly or directly any such U.S. subsidiaries (subject to certain exceptions). The obligations of the borrowers and guarantors under the Term Loan Facility will be secured by a security interest in certain assets of such borrowers and guarantors.

Other Terms. The Term Loan Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, loans and other investments, non-ordinary course asset sales, mergers, consolidations, and acquisitions, liens and dividends, stock repurchases and other distributions. The Term Loan Facility will also include customary events of defaults.

The foregoing summary of certain provisions of the Debt Commitment Letter and the Joinder Agreement and all other provisions of the Debt Commitment Letter and the Joinder Agreement discussed herein are qualified by reference to the full text of the Debt Commitment Letter and the Joinder Agreement, copies of which are filed as Exhibit (b)(1) and Exhibit (b)(2), respectively, to the Schedule TO of which this Offer to Purchase forms a part and are incorporated herein by reference.

Sucampo Convertible Notes and Credit Facility

As of September 30, 2017, $300,000,000 in aggregate principal amount of Sucampo’s 3.25% Convertible Senior Notes due 2021 (the “Sucampo Notes”) issued under that certain Indenture dated as of December 27, 2016 (the “Sucampo Indenture”), between Sucampo and U.S. Bank National Association, were outstanding. The Sucampo Notes may be converted by their holders into Sucampo Shares at the rate provided for in the Sucampo Indenture. Upon consummation of the Offer and the Merger, the Sucampo Notes will become convertible into the transaction consideration that a holder of a number of Sucampo Shares equal to the conversion rate would have received upon completion of the Offer and the Merger. For a period of time following consummation of the Offer and the Merger, if holders of the Sucampo Notes elect to convert their Sucampo Notes, the conversion rate will be increased in accordance with the terms of the Sucampo Indenture. As a result of the consummation of the Offer and the Merger, Sucampo will be required to offer to repurchase the Sucampo Notes at a price equal to 100% of the principal amount of the Sucampo Notes to be repurchased plus any accrued and unpaid interest to, but excluding, the repurchase date. If holders of the Sucampo Notes do not elect either to convert their Sucampo Notes or to accept Sucampo’s offer to repurchase their Sucampo Notes, their Sucampo Notes will remain outstanding.

In connection with the consummation of the Offer and the Merger, all indebtedness outstanding under the Credit Agreement, dated as of October 31, 2017 (the “Sucampo Credit Agreement”), by and among Sucampo, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Silicon Valley Bank, as syndication agent, and Wells Fargo Bank, National Association, as documentation agent, will be repaid (the “Sucampo Credit Agreement Refinancing”). As of December 23, 2017, Sucampo informed Parent that no amounts were outstanding under such Credit Agreement.

10.	Background of the Offer; Past Contacts or Negotiations with Sucampo.

The information set forth below regarding Sucampo not involving Parent or Purchaser was provided by Sucampo, and none of Parent, Purchaser or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser or any of their affiliates or representatives participated.

Background of the Offer

The following is a description of material contacts between representatives of Parent or Purchaser with representatives of Sucampo that resulted in the execution of the Merger Agreement. For a review of Sucampo’s additional activities, please refer to the Schedule 14D-9 that will be filed by Sucampo with the SEC and mailed to Sucampo stockholders.

Parent’s board of directors, together with its senior management, regularly evaluates business development opportunities, including strategic acquisitions and licensing and collaboration opportunities. Through its senior management and other employees focused on business development, Parent routinely engages in informal discussions with participants in the pharmaceutical industry. In September 2017, this team began evaluating Sucampo as one of the many potential opportunities considered by Parent and monitored on a regular basis.

On September 25, 2017, Josh Schafer, Vice President, Business Development and Licensing of Parent, contacted Woody Bryan, Sucampo’s Senior Vice President, Business Development and Licensing by e-mail to schedule a phone call to discuss strategic matters. On September 28, 2017, Mr. Schafer informed Mr. Bryan that Parent was interested in considering an acquisition of Sucampo. Later that day, Mr. Bryan requested that Mark Trudeau, the Chief Executive Officer of Parent, call Peter Greenleaf, Sucampo’s Chief Executive Officer.

On October 9, 2017, Mr. Trudeau had a call with Mr. Greenleaf to discuss Parent’s interest in considering an acquisition of Sucampo. Mr. Greenleaf informed Mr. Trudeau that Sucampo was not for sale, but that Parent was free to submit a proposal and that any such proposal would receive appropriate consideration from the Sucampo Board. Mr. Trudeau proposed that the parties meet for a more detailed discussion. After discussing internally, Mr. Greenleaf agreed to hold the proposed meeting.

On October 12, 2017, Messrs. Greenleaf and Bryan met with Messrs. Trudeau and Schafer and Gary Philips, M.D., Executive Vice President and Chief Strategy Officer of Parent, in Parent’s New Jersey offices and discussed Sucampo’s strategy.

On October 20, 2017, Mr. Trudeau called Mr. Greenleaf to convey Parent’s preliminary non-binding offer to acquire Sucampo for $17.00 to $19.00 per Sucampo Share in cash, subject to the completion of due diligence, and followed up by sending a letter confirming the proposal.

On October 22, 2017, Mr. Greenleaf provided feedback to Mr. Trudeau. Thereafter, representatives of Sucampo provided a draft confidentiality agreement to Parent.

On October 28, 2017, the portfolio committee of Parent’s board of directors (the “Portfolio Committee”) reviewed materials related to the potential transaction with Sucampo, and supported management moving forward with the transaction.

On October 31, 2017, Mr. Greenleaf called Mr. Trudeau to discuss the proposed confidentiality agreement between the parties. During the call, Mr. Trudeau proposed a new price range and later the same day Parent submitted a revised preliminary non-binding offer to acquire Sucampo for $18.00 to $18.50 per Sucampo Share, subject to the completion of due diligence. On November 1, 2017, following its further review of due diligence materials, Parent submitted a further revised non-binding proposal for $17.50 to $18.50 per Sucampo Share, subject to the completion of due diligence.

On November 3, 2017, Parent and Sucampo entered into a confidentiality agreement that contained a standstill that would terminate automatically in certain circumstances.

On November 8, 2017, representatives of Parent and Sucampo had discussions regarding the diligence process. Sucampo’s and Parent’s management teams held a series of calls between November 12 and 27, 2017 on commercial, clinical and regulatory matters.

On November 12, 2017, Sucampo provided Parent and its advisors access to an electronic data room with limited due diligence information, and beginning on November 28, 2017, Sucampo provided access to full due diligence information through the data room. Throughout the due diligence process leading up to the execution of the Merger Agreement, Sucampo provided due diligence materials to Parent in response to its requests.

On November 25, 2017, Mr. Trudeau called Mr. Greenleaf to convey a new preliminary non-binding offer of $17.50 per Sucampo Share and to discuss assumptions included in Parent’s financial model for the transaction that required further due diligence investigation. Later that day, Parent submitted the revised proposal in writing.

On November 26, 2017, Mr. Greenleaf presented a counterproposal of $19.00 per Sucampo Share to Mr. Trudeau. Mr. Trudeau informed Mr. Greenleaf that he did not have board authority to offer $19.00 per Sucampo Share and that Parent’s valuation work did not support an offer above $18.00 per Sucampo Share.

Mr. Trudeau stated that Parent revised the offer to $18.00 per Sucampo Share and indicated that he would not be willing to recommend to Parent’s board of directors a higher price.

On November 27, 2017, Mr. Greenleaf called Mr. Trudeau to convey the Sucampo Board’s willingness to proceed based on a price of $18.00 per Sucampo Share, subject to completion of due diligence and the execution of a merger agreement before the Christmas holiday.

On November 28, 2017, the Portfolio Committee and the audit committee of Parent’s board of directors (the “Audit Committee”) held a joint meeting at Parent’s global headquarters in Staines-Upon-Thames, United Kingdom, to review materials related to the proposed transaction. After discussion, the Portfolio Committee unanimously resolved to recommend the approval of the acquisition of Sucampo at $18.00 per Sucampo Share to Parent’s board of directors, subject to final approval of the Portfolio Committee and the Audit Committee, acting jointly, after satisfactory conclusion of due diligence and final negotiation of a merger agreement. Later on November 28, 2017, Parent delivered to Sucampo a revised non-binding indication of interest confirming the contemplated offer price of $18.00 per Sucampo Share.

On November 29, 2017, Sucampo sent Parent a draft merger agreement. The draft merger agreement contemplated, among other things, a tender offer followed by a second-step merger pursuant to Section 251(h) of the DGCL, and a Sucampo termination fee equal to 2.5% of the outstanding equity value of Sucampo.

On November 30, 2017, at its meeting in Staines-Upon-Thames, United Kingdom, Parent’s board of directors accepted the recommendation of the Portfolio Committee and unanimously approved the acquisition of Sucampo at $18.00 per Sucampo Share, with a delegation of final approval of the transaction to the Portfolio Committee and the Audit Committee after satisfactory conclusion of due diligence and final negotiation of a merger agreement.

On December 1, 2017, Mr. Greenleaf and Mr. Trudeau had a telephone call to discuss the status of the due diligence process and a targeted signing date for the transaction.

On December 8, 2017, Wachtell, Lipton, Rosen & Katz (“Wachtell”), Parent’s outside counsel, sent Cooley LLP (“Cooley”), Sucampo’s outside counsel, a revised draft of the merger agreement. The revised draft contemplated, among other changes, a Sucampo termination fee equal to 4.0% of Sucampo’s equity value, including the equity underlying its outstanding Sucampo Notes, and the entry by the founders of Sucampo into a tender and support agreement.

On December 13, 2017, Cooley sent a revised draft of the merger agreement to Wachtell. The revised draft contemplated, among other changes, a Sucampo termination fee equal to 3.0% of equity value, including the equity underlying the Sucampo Notes, and no tender and support agreement with the founders.

On December 14, 2017, Wachtell and Cooley had calls to discuss the merger agreement. The following day, Wachtell sent Cooley a revised draft of the merger agreement and a proposed tender and support agreement that Parent was seeking from Sucampo’s founders.

On December 15, 2017, Mr. Trudeau called Mr. Greenleaf to discuss potential valuation issues and to ask whether the Sucampo Board would consider a structured transaction with contingent value rights rather than an all cash transaction. Mr. Greenleaf informed Mr. Trudeau that the Sucampo Board would not be receptive to a deal that was not at least $18.00 per Sucampo Share in cash.

On December 17, 2018, Mr. Trudeau called Mr. Greenleaf to inform him that Parent was willing to move forward with the $18.00 per Sucampo Share cash transaction. Mr. Trudeau also indicated that Parent expected Sucampo’s founders and their affiliated entities to sign tender and support agreements in connection with the execution of the merger agreement.

On December 18, 2017, Mr. Greenleaf, Alex Driggs, the General Counsel of Sucampo, and Cooley participated in a conference call with Mr. Trudeau and Gary Phillips, Executive Vice President and Chief Strategy Officer, Dr. Frank Scholz, Executive Vice President of Global Operations and President, Specialty Generics, and Jared Freedberg, Vice President, Business Development and Licensing of Parent, as well as Wachtell, to discuss Parent’s request for tender and support agreements from our founders and Sucampo’s concern that such a request could delay the potential transaction. Mr. Greenleaf ultimately agreed to contact the founders on a confidential basis, and Sucampo subsequently shared the draft tender and support agreement with the founders and their counsel, McGuireWoods LLP.

On December 20, 2017, McGuireWoods LLP provided comments on the tender and support agreement that were accepted by Parent and entities affiliated with the founders subsequently agreed to enter into the Support Agreement in connection with the execution of the merger agreement with Parent.

Late at night on December 18, 2017, Cooley sent Wachtell a revised draft of the merger agreement.

Throughout the week of December 18, 2017, Cooley and Wachtell held calls to resolve remaining open issues in the merger agreement and related schedules, including the amount of the termination fee, and exchanged drafts of the merger agreement.

On December 19, 2017, Wachtell provided to Cooley a draft of Parent’s debt commitment letter, and a redacted debt fee letter, related to new term loan financing that Parent expected to enter into in order to fund, in part, the transaction.

On December 22, 2017, Cooley sent Wachtell a revised draft of the merger agreement providing for a $44 million termination fee, reflecting approximately 3.5% of the equity value, including the equity underlying the Sucampo Notes. On the same day, Wachtell sent Cooley a revised draft of the debt commitment letter and Wachtell and Cooley had a call to discuss the terms thereof.

On December 22, 2017, the Sucampo Board approved the Merger Agreement and the transactions contemplated thereby, as further described elsewhere herein and in the Schedule 14D-9.

On the morning of December 23, 2017, the Portfolio Committee and the Audit Committee of Parent, acting jointly, unanimously approved the execution and delivery of the Merger Agreement.

Also on the morning of December 23, 2017, Wachtell sent Cooley a further revised draft of the debt commitment letter and the redacted debt fee letter, together with executed copies thereof.

Later that morning, representatives of Sucampo, Parent and Purchaser executed the definitive Merger Agreement. Concurrent with the execution of the Merger Agreement, the Supporting Stockholders, holding approximately 32% of the outstanding Sucampo Shares in the aggregate, entered into the Support Agreement pursuant to which they agreed to tender such Sucampo Shares in the Offer to be made pursuant to the Merger Agreement.

Execution of the Merger Agreement was publicly announced early on the morning of December 26, 2017.

On January 16, 2018, Purchaser commenced the Offer. During the Offer, Parent and Purchaser intend to have ongoing contacts with Sucampo and its directors, officers, and stockholders.

Past Contacts, Transactions, Negotiations and Agreements

For more information on the Merger Agreement and the other agreements among Sucampo, Parent and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO of which this Offer to Purchase forms a part. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Sucampo stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been included to provide Sucampo stockholders with information regarding its terms and is not intended to provide any financial or other factual information about Sucampo, Parent or Purchaser. In particular, the representations, warranties and covenants contained in the Merger Agreement (i) were made only for purposes of that agreement and as of specific dates, (ii) were made solely for the benefit of the parties to the Merger Agreement, (iii) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement rather than establishing those matters as facts and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Parent or Sucampo. Accordingly, Sucampo stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Parent or Sucampo and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before January 17, 2018. Purchaser’s obligation to accept for payment and pay for Sucampo Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the satisfaction (or waiver by Parent) of the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, irrevocably accept for payment and pay for all Sucampo Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the applicable Expiration Date. Acceptance of all such validly tendered Sucampo Shares for payment pursuant to and subject to the conditions of the Offer, which will occur on February 13, 2018, unless one or more Offer Conditions is not satisfied as of such date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Acceptance Time,” and the date and time at which the Offer Acceptance Time occurs is referred to herein as the “Offer Closing.” The Offer may not be withdrawn prior to the Expiration Date (including any rescheduled Expiration Date) unless the Merger Agreement is terminated in accordance with its terms.

Parent and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Sucampo, we are not permitted to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Sucampo Shares sought to be purchased in the Offer;

•	impose conditions to the Offer in addition to the Offer Conditions;

•	amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Sucampo Shares in its capacity as such;

•	change or waive the Minimum Condition;

•	extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Date and in which Parent is required to cause Purchaser to extend the Expiration Date. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Purchaser must extend the Offer:

•	as required by applicable legal requirements, any interpretation or position of the SEC, the staff thereof or the NASDAQ Global Stock Market applicable to the Offer;

•	until any waiting period (and any extension thereof) under the HSR Act has expired or been terminated; and

•	if, as of the then-scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived and Sucampo requests that the Offer be extended to permit satisfaction of such Offer Condition(s).

In addition, if the Minimum Condition is not satisfied by the then-scheduled Expiration Date but all other Offer Conditions (other than the Offer Condition requiring delivery of an officers’ certificate by Sucampo) have been satisfied, then at the request of Sucampo, we must extend the Offer on up to two occasions for an additional period of up to ten business days per such extension to permit the Minimum Condition to be satisfied.

However, notwithstanding the foregoing, Purchaser is not required to, and without Sucampo’s consent, may not, extend the Offer beyond June 21, 2018. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Sucampo Shares.

Purchaser has agreed that it will (and Parent has agreed to cause Purchaser to) promptly terminate the Offer, and will not acquire any Sucampo Shares pursuant thereto, upon any valid termination of the Merger Agreement prior to the Offer Acceptance Time.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Sucampo, and the separate corporate existence of Purchaser will cease, and Sucampo will continue as the Surviving Corporation in the Merger. The Merger will be governed by Section 251(h) of the DGCL and will be effected as promptly as practicable following (but in any event on the same date as) the Offer Acceptance Time without a vote on the adoption of the Merger Agreement by Sucampo stockholders.

The certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time will be in the forms attached to the Merger Agreement as Exhibits B and C, respectively.

The obligations of Sucampo, Parent and Purchaser to complete the Merger are subject to the satisfaction of the following conditions:

•	there must not have been issued by any governmental body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any action have been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger, by any governmental body, which directly or indirectly prohibits, or makes illegal, the consummation of the Merger; and

•	Purchaser must have accepted for payment all Sucampo Shares validly tendered pursuant to the Offer and not validly withdrawn.

Conversion of Capital Stock at the Effective Time. In the Merger, each Sucampo Share outstanding immediately prior to the Effective Time (other than Sucampo Shares held (i) by Sucampo (including any held in Sucampo’s treasury) or by Parent or Purchaser, which Sucampo Shares will be canceled and will cease to exist, (ii) by any wholly owned subsidiary of Sucampo or any wholly owned subsidiary of Parent (other than Purchaser), which Sucampo Shares will be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any Sucampo stockholders who validly exercise appraisal rights under Delaware law with respect to such Sucampo Shares) will be automatically converted into the right to receive the Offer Price (or any greater price per Sucampo Share paid in the Offer), without interest thereon (the “Merger Consideration”) and less any applicable withholding taxes.

Each share of the common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation.

At the Effective Time, the stock transfer books of Sucampo with respect to the Sucampo Shares will be closed and thereafter there will be no further registration of transfers of Sucampo Shares on the records of Sucampo. From and after the Effective Time, the holders of the Sucampo Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Sucampo Shares other than the right to receive, upon surrender stock of certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Sucampo Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Sucampo Equity Awards. Pursuant to the terms of the Merger Agreement, at the Effective Time:

•	(i) each Sucampo stock option that is outstanding as of immediately prior to the Effective Time will become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time and (ii) by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or Sucampo, each Sucampo stock option that is then outstanding and unexercised as of immediately before the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to the product of (1) the total number of Sucampo Shares subject to such Sucampo stock option immediately prior to the Effective Time, multiplied by (2) the excess, if any, of (A) the Merger Consideration over (B) the exercise price payable per Sucampo Share under such Sucampo stock option; and

•	each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of Sucampo Shares underlying such RSU immediately prior to the Effective Time (in the case of performance stock awards, determined based on “target” levels) multiplied by (ii) the Merger Consideration.

Treatment of Sucampo ESPP. The final 12-month offering period under Sucampo’s Amended and Restated 2006 Employee Stock Purchase Plan, or “ESPP,” commenced on January 1, 2017 and ended on December 31, 2017. Sucampo has taken all actions necessary or required under the ESPP to (i) ensure that, no additional offering period or purchase period will be authorized or commenced on or after December 23, 2017, (ii) provide that no additional purchase rights shall be granted under the ESPP on and following December 23, 2017, and (iii) provide that participants in the ESPP will be prohibited from increasing their payroll deductions from those in effect on December 23, 2017. Sucampo has agreed to terminate the ESPP in its entirety effective as of the Effective Time.

Representations and Warranties.

In the Merger Agreement, Sucampo has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as due organization, good standing and subsidiaries;

•	organizational documents;

•	capitalization;

•	financial statements and SEC filings;

•	absence of certain changes or events;

•	title to assets;

•	real property and leases;

•	intellectual property;

•	material contracts;

•	absence of undisclosed liabilities;

•	compliance with legal requirements;

•	regulatory matters;

•	compliance with anti-corruption laws;

•	governmental authorizations;

•	tax matters;

•	employee and employee benefit plan matters;

•	environmental matters;

•	insurance;

•	absence of litigation, arbitration, similar proceedings and governmental orders;

•	authority in connection with the Merger Agreement and the recommendation of the Sucampo Board with respect to the Offer;

•	state takeover laws, including Section 203 of the DGCL;

•	requisite Sucampo stockholder approvals following the Offer Acceptance Time;

•	required consents, notices and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, or the creation of any encumbrance on any of Sucampo’s or its subsidiaries assets pursuant to, organizational documents, contracts, laws and governmental authorizations;

•	the opinion of Sucampo’s financial advisor;

•	brokers and other advisors;

•	clinical supply for certain products; and

•	top suppliers.

Some of the representations and warranties in the Merger Agreement made by Sucampo are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect”

means any event, occurrence, violation, inaccuracy, circumstance or other matter that (i) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Sucampo and its subsidiaries, taken as a whole or (ii) has prevented or materially delayed, or would reasonably be expected to prevent or materially delay, the consummation by Sucampo of the Offer or the Merger. However, for purposes of the foregoing clause (i), none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect:

•	any change in the market price or trading volume of Sucampo’s stock;

•	any event, occurrence, circumstance or other matter to the extent directly resulting from the announcement or pendency of the transactions contemplated by the Merger Agreement (other than for purposes of representations and warranties addressing the effect of the execution, delivery and performance of the Merger Agreement or the consummation of such transactions);

•	any event, occurrence, circumstance, change or effect to the extent generally affecting the industries in which Sucampo and its subsidiaries operate or in the economy generally or other general business, financial or market conditions, except to the extent that Sucampo or any of its subsidiaries are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable;

•	any event, circumstance, change or effect to the extent arising directly or indirectly from fluctuations in the value of any currency, except to the extent that Sucampo or any of its subsidiaries are adversely affected disproportionately relative to the other participants in the industries in which Sucampo and its subsidiaries operate or the economy generally, as applicable;

•	any event, circumstance, change or effect to the extent arising directly or indirectly from any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects Sucampo or any of its subsidiaries relative to other participants in the industries in which Sucampo and its subsidiaries operate or the economy generally, as applicable;

•	the failure of Sucampo to meet internal or analysts’ expectations or projections or the results of operations of Sucampo and its subsidiaries;

•	any adverse effect to the extent arising directly from or otherwise directly relating to any action taken by Sucampo or its subsidiaries at the written direction of Parent or any action specifically required to be taken by Sucampo or any of its subsidiaries under the terms of the Merger Agreement (other than for purposes of representations and warranties addressing the effect of the execution, delivery and performance of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement); and

•	any event, occurrence, circumstance, change or effect to the extent arising directly or indirectly from or otherwise directly relating to any change in any legal requirement or GAAP (or authoritative interpretations of any legal requirement or GAAP), except to the extent that Sucampo or any of its subsidiaries are adversely affected disproportionately relative to the other participants in the industries in which Sucampo and its subsidiaries operate or the economy generally, as applicable;

However, the exceptions in the first and sixth bullet points set forth above will not prevent the underlying cause of any such decline, failure or result referred to therein (if not otherwise falling within any of the exceptions provided by second through fifth bullet points or the seventh or eighth bullet points set forth above) from being taken into account in determining whether there has been, or would be reasonably be expected to be, a Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Sucampo with respect to, among other things:

•	corporate matters, such as due organization and good standing;

•	Purchaser’s business activities and Parent’s ownership of Purchaser;

•	authority in connection with the Merger Agreement;

•	required consents and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, organizational documents, contracts, laws and governmental authorizations;

•	accuracy of information supplied for the Offer and the Schedule 14D-9;

•	absence of litigation, arbitration and similar proceedings with respect to the Merger;

•	the Debt Financing and the availability of funds to finance the consideration payable in the Offer and the Merger;

•	ownership of securities of Sucampo;

•	independent investigation of Sucampo;

•	non-reliance on Sucampo estimates, projections, forecasts, forward-looking statements and business plans;

•	brokers and other advisors; and

•	the absence of any agreements with members of Sucampo’s senior management or the Sucampo Board as of the date of the Merger Agreement relating to continued employment following the Effective Time.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any effect, change, event or occurrence that would, individually or in the aggregate, prevent or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties contained in the Merger Agreement, Sucampo’s confidential disclosure letter or in any certificate, schedule, or other document delivered pursuant to the Merger Agreement will survive the Merger.

Conduct of Business Pending the Merger. Sucampo has agreed that, during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), except (i) as required or expressly contemplated under the Merger Agreement, (ii) as required by applicable legal requirements or (iii) with the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), Sucampo will, and will ensure that each of its subsidiaries will, conduct in all material respects its business and operations in the ordinary course and will promptly notify Parent of any knowledge of the receipt of any notice from any person alleging that the consent of such person is or may be required in connection with any of the transactions contemplated by the Merger Agreement and any legal proceeding commenced or, to its knowledge threatened, relating to or involving Sucampo or any of its subsidiaries that relates to any of the transactions contemplated by the Merger Agreement. Sucampo has further agreed that it will, acting in the ordinary course of business, use commercially reasonable efforts to preserve intact the material components of its current business organization and to preserve its relationships and goodwill with material suppliers, material customers, governmental bodies and other material business relations.

Sucampo has further agreed that, during the Pre-Closing Period, except (i) as required or expressly contemplated under the Merger Agreement, (ii) as required by applicable legal requirements or (iii) with the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), Sucampo will not, and will ensure that each of its subsidiaries do not, among other things and subject to specified exceptions:

•	declare, accrue, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or other property) in respect of, any shares of its capital stock, or establish any record date therefor;

•	repurchase, redeem or otherwise reacquire any shares of its capital stock (including any Sucampo Shares), or any rights, warrants or options to acquire any shares of its capital stock;

•	split, combine, subdivide or reclassify any shares of its capital stock (including Sucampo Shares) or other equity interests;

•	sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by Sucampo or any of its subsidiaries of any capital stock, equity interest or other security of Sucampo or any of its subsidiaries, any option, call, warrant, restricted securities, restricted stock unit or right to acquire any capital stock, equity interest or other security of Sucampo or any of its subsidiaries or any instrument convertible into, exchangeable for or settled in any capital stock, equity interest or other security of Sucampo or any of its subsidiaries;

•	(i) establish, adopt, enter into, terminate or amend any employee benefit plan, (ii) amend or waive any of its rights under, or accelerate the vesting, payment or lapse of restrictions under, any provision of any Sucampo equity award or any of Sucampo’s employee benefit plans, (iii) grant any employee, director, independent contractor or consultant any increase in compensation, bonuses or severance, retention or other payments or benefits, or (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation;

•	(i) enter into any change-of-control agreement with any employee, director, independent contractor or consultant, (ii) enter into any retention agreement with any employee, director, independent contractor or consultant, (iii) enter into any employment, severance or other agreement with any employee, director, independent contractor or consultant, (iv) hire any employee or independent contractor with total annual compensation in excess of $150,000, or (v) terminate the employment or service of any employee or independent contractor with total annual compensation in excess of $150,000, other than for cause;

•	amend or permit the adoption of any amendment to its organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•	make or authorize any capital expenditure other than pursuant to a specified budget and subject to other specified exceptions;

•	acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any encumbrance (other than specified permitted encumbrances) any material right or other material asset or property;

•	lend money or make capital contributions or advances to or make investments in, any person, or incur or guarantee any indebtedness;

•	amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any material contract or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract;

•	(i) make, change or revoke any material tax election, (ii) settle or compromise or consent to any material tax liability or any audit, examination or other legal proceeding in respect of a material amount of taxes, (iii) surrender any claim for a refund of a material amount of taxes, (iv) adopt or change any tax accounting period or material method of tax accounting, (v) file any amended tax return, (vi) enter into a “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of any state, local or foreign legal requirement), (vii) alter any intercompany arrangement or agreement or the ownership structure among or between Sucampo and any of its subsidiaries or effect any other tax planning transaction, in each case, if such action would reasonably be expected to result in a material increase in the tax liability of Sucampo or any of its subsidiaries, or (viii) request any tax ruling from any governmental body;

•	commence any legal proceeding, except with respect to routine matters in the ordinary course of business or in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;

•	settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim);

•	enter into, amend or terminate any collective bargaining agreement or other agreement with any labor organization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Sucampo or any of its subsidiaries;

•	make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable legal requirements;

•	commence any clinical trial in respect of any product;

•	qualify any new site for manufacturing of any product; or

•	authorize any of, or agree or commit to take any of, the foregoing actions.

No Solicitation. Sucampo agreed, on behalf of itself and its subsidiaries, and agreed to direct its representatives, to immediately cease any solicitation, encouragement, discussions or negotiations with any person that may have been ongoing with respect to any Acquisition Proposal (as defined below) at the time of the execution of the Merger Agreement. Except as otherwise described below, Sucampo has also agreed, on behalf of itself and its subsidiaries, not to, and not to permit or allow its representatives to, directly or indirectly:

•	solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with, or for the purpose of soliciting, knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	adopt, approve, endorse, recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	take any action to exempt any person (other than Parent and its subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable takeover laws or Sucampo’s organizational and other governing documents;

•	waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract; or

•	resolve or agree to do any of the foregoing.

Sucampo also agreed to terminate access by any person who had made prior to the execution of the Merger Agreement or could reasonably be expected to make an Acquisition Proposal (other than Parent and its representatives and Sucampo’s representatives) to any data room (virtual or actual) containing any confidential information of Sucampo or any of its subsidiaries.

In addition, Sucampo agreed, as soon as reasonably practicable after the date of the Merger Agreement (and in any event within one business day) to deliver a written notice to each person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal within the 24 months prior to the date of the Merger Agreement, to the effect that Sucampo is ending all discussions and negotiations with such person with respect to any Acquisition Proposal, effective on the date thereof, with such notice also requesting that such person promptly return or destroy all confidential information concerning Sucampo or any of its subsidiaries.

For purposes of the Merger Agreement and the Support Agreement, the term “Acquisition Proposal” means any proposal or offer from any person (other than Parent and its affiliates) or “group” (within the meaning of Section 13(d) of the Exchange Act), including any amendment or modification to any such proposal or offer, relating to, in a single transaction or series of related transactions, any of the following:

•	an acquisition, lease, exchange, transfer or other disposition or license of assets (including equity interests of subsidiaries) of Sucampo or any of its subsidiaries with a fair market value equal to 20% or more of fair market value of all of Sucampo’s and its subsidiaries’ assets or to which 20% or more of Sucampo’s and its subsidiaries’ revenues or earnings are attributable;

•	an issuance or acquisition of 20% or more of the outstanding Sucampo Shares or other voting or equity securities of Sucampo;

•	an acquisition or exclusive license of all or substantially all of the rights to any of AMITIZA (lubiprostone), RESCULA (unoprostone isopropyl), or either of the Company’s product candidates VTS-270 or CPP-1X;

•	a recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Sucampo Shares or other voting or equity securities of Sucampo; or

•	a merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Sucampo or any of its subsidiaries that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Sucampo Shares or other voting or equity securities of Sucampo.

Notwithstanding the foregoing, the transactions contemplated by the Merger Agreement are excluded from the definition of “Acquisition Proposal.”

For purposes of the Merger Agreement, the term “Superior Offer” means any bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of the restrictions described in this “— No Solicitation” subsection and that the Sucampo Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, and, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the Sucampo Board deems relevant, is more favorable to Sucampo’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement (after giving effect to any counterproposals made by Parent pursuant to the matching rights afforded by the Merger Agreement, as summarized below). However, for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal are deemed to be references to “50%.”

Notwithstanding the restrictions described above, if at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time Sucampo or any of its subsidiaries or any of their representatives receives an unsolicited written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made on or after the date of the Merger Agreement and did not result from any breach of the restrictions described above, then:

•	Sucampo and its representatives may contact such person or group of persons solely to inform them of the relevant terms of the Merger Agreement; and

•	if the Sucampo Board determines in good faith, after consultation with Sucampo’s financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer and, after consultation with Sucampo’s outside legal counsel, that the failure to take such action described in clauses (x) and (y) of this bullet point would be inconsistent with the fiduciary duties of the Sucampo Board to Sucampo’s stockholders under applicable legal requirements, then Sucampo and its representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) with respect to Sucampo and its subsidiaries to the person or group of persons who has made such Acquisition Proposal (and Sucampo must concurrently provide to Parent any information concerning Sucampo or any of its subsidiaries that is provided to any person given such access which was not previously provided to Parent or its representatives) and (y) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

Sucampo must provide Parent with an accurate and complete copy of any Acceptable Confidentiality Agreement entered into as contemplated by the Merger Agreement promptly (and in any event within 12 hours) of the execution thereof.

For purposes of the Merger Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are no less favorable in the aggregate to Sucampo than those contained in the confidentiality agreement between Sucampo and Mallinckrodt LLC, as described in “ — Confidentiality Agreement” below, and (ii) does not prohibit Sucampo from providing any information to Parent or any of its representatives in accordance with the Merger Agreement or otherwise prohibit Sucampo from complying with its obligations under the Merger Agreement.

In addition, Sucampo must:

•	promptly (and in any event within 24 hours) notify Parent orally and in writing if any inquiries, proposals or offers with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, or any initial request for non-public information concerning Sucampo from any person or group who has made or could reasonably be expected to make an Acquisition Proposal, in each case are received by Sucampo or any of its subsidiaries or any of their representatives, including the identity of the person or group of persons making such Acquisition Proposal, request, inquiry, proposal or offer and the nature of any information requested;

•	provide Parent a summary of the material terms and conditions of any Acquisition Proposal;

•	keep Parent reasonably informed of any material developments, discussions or negotiations (including any amendments or proposed amendments to any material terms or conditions) regarding any Acquisition Proposal on a prompt and reasonably current basis;

•

promptly provide Parent with copies of all written Acquisition Proposals, requests, inquiries, proposals or offers or other materials, including proposed agreements, and summaries of any oral requests, inquiries, proposals or offers, received by Sucampo or any of its subsidiaries or any of their representatives with respect to any Acquisition Proposal, or that Sucampo or any of its subsidiaries or any of their representatives delivers to any person or group with respect to any Acquisition Proposal; and

•	upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

Change of the Sucampo Board Recommendation. As described above, and subject to the provisions described below, the Sucampo Board has resolved to recommend that Sucampo stockholders accept the Offer and tender all of their Sucampo Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “Sucampo Board recommendation.” Unless the Sucampo Board has made an Adverse Change in Recommendation (as defined below), the Sucampo Board has also agreed to include the Sucampo Board recommendation in the Schedule 14D-9 and to permit Parent to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, during the Pre-Closing Period, neither the Sucampo Board nor any committee of the Sucampo Board may:

•	withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser) or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), the Sucampo Board recommendation; or

•	adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal.

Any action described in the foregoing two bullet points is referred to as an “Adverse Change in Recommendation.”

The Merger Agreement further provides that the Sucampo Board will not adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow Sucampo to execute or enter into any contract (i) with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or (ii) requiring, or reasonably expected to cause, Sucampo to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement (other than an Acceptable Confidentiality Agreement as described above).

However, notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, the Sucampo Board may make an Adverse Change in Recommendation in response to an Acquisition Proposal or terminate the Merger Agreement in order to enter into an agreement with respect to such Acquisition Proposal. However, such action may be taken if and only if:

•	the Sucampo Board determines in good faith (after consultation with its outside legal counsel) that the applicable Acquisition Proposal is a Superior Offer;

•	such Acquisition Proposal did not arise out of a breach of the obligations of Sucampo described above under “—No Solicitation”;

•	the Sucampo Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to Sucampo stockholders under applicable legal requirements;

•	Sucampo has given Parent prior written notice of its intention to consider making an Adverse Change in Recommendation or terminate the Merger Agreement to accept such Superior Offer at least four business days prior to making any such Adverse Change in Recommendation or termination (a “Determination Notice”);

•	Sucampo has provided to Parent a summary of the material terms and conditions of such Acquisition Proposal and all other information required to be provided in connection therewith (as described above under “—No Solicitation”);

•	Sucampo has given Parent four business days after Parent’s receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and has made Sucampo’s representatives reasonably available to negotiate in good faith with Parent and its representatives (and has negotiated in good faith with Parent and its representatives, to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any; and

•	after considering any such proposals and the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with Sucampo’s financial advisor and outside legal counsel, the Sucampo Board has determined, in good faith, that such Acquisition Proposal is a Superior Offer and, after consultation with Sucampo’s outside legal counsel, that the failure to make the Adverse Change in Recommendation or terminate the Merger Agreement to accept such Superior Offer would be inconsistent with its fiduciary duties to Sucampo’s stockholders under applicable legal requirements.

The third through seventh bullets above will also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material amendment to any Acquisition Proposal, each of which will require a new Determination Notice, except that the references to four business days therein will be deemed to be references to three business days.

Additionally, at any time prior to the Offer Acceptance Time, the Sucampo Board may make an Adverse Change in Recommendation in response to a Change in Circumstance (as defined below). However, such action may be taken if and only if:

•	the action is made in response to a material event or development or material change in circumstances with respect to Sucampo that (i) occurs after the date of the Merger Agreement and was neither known to the Sucampo Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement and (ii) does not relate to any Acquisition Proposal (such event or change, a “Change in Circumstance”);

•	the Sucampo Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to Sucampo’s stockholders under applicable law;

•	Sucampo has given Parent a Determination Notice at least four business days prior to making any such Adverse Change in Recommendation;

•	Sucampo has specified the Change in Circumstance in reasonable detail in the Determination Notice, including the facts and circumstances that render an Adverse Change in Recommendation necessary in the determination of the Sucampo Board;

•	Sucampo has given Parent four business days after Parent’s receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has made Sucampo’s representatives reasonably available to negotiate in good faith with Parent and its representatives (and has negotiated in good faith with Parent and its representatives, to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any; and

•	after considering any such proposals and the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with its outside legal counsel, the Sucampo Board has determined, in good faith, that the failure to make the Adverse Change in Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the Sucampo Board to Sucampo’s stockholders under applicable legal requirements.

The second through sixth bullets above also will apply to any material change to the facts and circumstances relating to such Change in Circumstance, each of which will require a new Determination Notice, except that the references to four business days therein will be deemed to be references to three business days.

None of the provisions described above under “—No Solicitation” or in this “—Change of the Sucampo Board Recommendation” subsection will prohibit Sucampo from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to Sucampo’s stockholders that is required by applicable legal requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act.

Access to Information. During the Pre-Closing Period, Sucampo has agreed to provide Parent and its representatives with reasonable access during normal business hours to Sucampo’s and its subsidiaries’ representatives, personnel, assets and all existing books, records and other documents relating to Sucampo or its subsidiaries, and to promptly provide Parent and its representatives with all reasonably requested information regarding the business of Sucampo, in each case, subject to customary exceptions and limitations.

Reasonable Best Efforts. The Merger Agreement provides that the parties must use reasonable best efforts to take all actions necessary, proper or advisable to obtain any regulatory approvals required to consummate the Offer and the Merger, including the expiration or early termination of any applicable waiting period under the HSR Act.

Employee Matters. For a period of one year following the Effective Time, Parent will provide, or cause to be provided, to each Sucampo employee who is employed by Sucampo as of immediately prior to the Effective Time and who continues to be so employed during such one-year period a base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities that are no less favorable than the base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities provided to such employee immediately prior to the Effective Time, and commission opportunities and benefits (including severance benefits and other employee benefits) that are substantially comparable in the aggregate to the commission opportunities and benefits (including severance benefits and other employee benefits) provided to such employee immediately prior to the Effective Time.

Continuing Sucampo employees will be given service credit for all purposes, including for eligibility to participate, benefit levels and eligibility for vesting under Parent’s and/or the Surviving Corporation’s employee benefit plans and arrangements with respect to his or her length of service with Sucampo or its subsidiaries prior to the Effective Time, subject to customary exceptions.

In addition, to the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, Parent will use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to continuing Sucampo employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (ii) ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit continuing Sucampo employees for service and amounts paid prior to the Effective Time with Sucampo to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Sucampo.

Parent will, or will cause the Surviving Corporation to, assume and honor all Sucampo benefit plans in accordance with their terms.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and exculpation rights with respect to liabilities for acts or omissions occurring at or prior to the Effective Time, as well as related rights to advancement of expenses, in favor of the current and former directors and officers of Sucampo and its subsidiaries, who we refer to collectively as the “indemnitees.” Specifically, for a period of six years after the Effective Time, the provisions of the certificate of incorporation and bylaws (or other applicable governing documents) of Sucampo and its subsidiaries as of the date of the Merger Agreement related to indemnification, exculpation and advancement of expenses, as well as certain indemnification agreements between an indemnitee and Sucampo or one or more of its subsidiaries made available to Parent, must not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of an indemnitee, and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware law during such six-year period.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Parent must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Sucampo as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Sucampo (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy. However, in lieu maintaining such existing policy, Parent may purchase a six-year “tail” policy for the Sucampo policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Security Holder Litigation. Sucampo has agreed to promptly notify Parent of any claims or legal proceedings against Sucampo and/or any of its directors or officers relating to the transactions contemplated by the Merger Agreement and to keep Parent apprised on a prompt basis of any material developments with respect to any such claims or legal proceedings. Sucampo has also agreed to give Parent the right to review and comment on all material filings or responses to be made by Sucampo in connection with any such claims or legal proceedings (and Sucampo must in good faith take such comments and other advice into account), and the right to consult in the defense and on any settlement with respect to any such claim or legal proceeding, and in good faith to take such consultation into account. No such settlement may be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Takeover Laws. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL) (each, a “Takeover Law”) may become, or may purport to be, applicable to the transactions contemplated by the Merger Agreement, Parent and Sucampo have agreed to use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the transactions contemplated by the Merger Agreement.

Section 16 Matters. Sucampo and the Sucampo Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Sucampo Shares and Sucampo options and RSUs in the transactions contemplated by the Merger Agreement by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stock Exchange Delisting and Deregistration. Prior to the Effective Time, Sucampo has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable laws and rules and policies of the NASDAQ Global Stock Market to enable delisting by Sucampo of the Sucampo Shares from the NASDAQ Global Stock Market and the deregistration of the Sucampo Shares under the Exchange Act as promptly as practicable after the Effective Time.

Financing. Parent and Purchaser have agreed to (and Parent has agreed to cause MIFSA to) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to arrange and obtain the Debt Financing to the extent necessary to consummate the transactions contemplated by the Merger Agreement. Parent has agreed to (and has agreed to cause MIFSA to) use its reasonable best efforts to: (i) maintain in effect and enforce the Debt Commitment Letter, (ii) satisfy (or, if deemed advisable by MIFSA, obtain the waiver of) all conditions to the Debt Financing that are within Parent’s control, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing, and (iv) in the event that the Offer Conditions, the conditions to the Merger set forth in the Merger Agreement and the conditions to the availability of the Debt Financing have been satisfied or, upon funding, would be satisfied or waived, draw an amount of the Debt Financing which, together with its and its affiliates’ cash and cash equivalents on hand and available committed credit facilities, is sufficient to enable Purchaser to fund the cash payments required to consummate the transactions contemplated by the Merger Agreement to be consummated on such date.

Without the prior written consent of Sucampo, and subject to certain exceptions, Parent and Purchaser will not (and Parent will cause MIFSA not to) amend, modify, replace, terminate or agree to any waiver under the Debt Commitment Letter if such amendment, modification, replacement, termination or waiver (i) reduces the aggregate amount of the Debt Financing to an amount that, together with Purchaser’s, Sucampo’s and their respective affiliates’ cash and cash equivalents on hand and available committed credit facilities, would be less than an amount that would be required to fund the cash payments required to consummate the transactions contemplated by the Merger Agreement or (ii) changes the conditions to obtaining the Debt Financing or adds new or additional conditions precedent to obtaining the Debt Financing, if such change would reasonably be expected to (A) materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement, (B) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing on the closing date) materially less likely to occur or (C) materially adversely impact the ability of MIFSA to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto.

Financing Cooperation. Sucampo has agreed to, and has agreed to cause its subsidiaries to (and to use reasonable best efforts to cause its and its subsidiaries’ officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives to) provide such assistance with the Debt Financing as is customary with financings of the type contemplated by the Debt Commitment Letter and reasonably requested by Purchaser.

Sucampo has also agreed to (i) use reasonable best efforts to deliver to Purchaser at least two business days prior to the date on which the Merger occurs (and seven business days prior to such date, drafts of) customary payoff letters from the holders of certain existing indebtedness of Sucampo and to make arrangements for such holders of indebtedness to deliver, subject to the receipt of the applicable payoff amounts, releases of all related encumbrances to Purchaser and termination of all related guarantees at, and subject to the occurrence of, the closing of the Merger and (ii) if requested by Parent, facilitate Parent’s or Purchaser’s repayment of such indebtedness substantially concurrently with the closing of the Merger (including by executing any such payoff letters or related documents regarding the release of encumbrances or termination of guarantees).

Convertible Senior Notes. Through and including the Effective Time, within the time periods required by the Sucampo Indenture, Sucampo and its subsidiaries have agreed to take all such actions as may be required in accordance with, and subject to, the terms of the Sucampo Indenture or under applicable legal requirements, including the giving of any notices that may be required and any repurchases or conversions of the Sucampo Notes occurring, in each case as a result of, or in connection with, the execution and delivery of the Merger Agreement or the consummation of the Merger or any other transaction contemplated by the Merger Agreement. Through and including the Effective Time, Sucampo agreed to undertake the preparation of, and to execute and deliver at the times provided in the Sucampo Indenture, any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required in connection with the execution and delivery of the Merger Agreement or the consummation of the Merger and the other transactions contemplated thereby pursuant to the Sucampo Indenture or under any legal requirements. Sucampo also agreed to use its reasonable best efforts to cause the trustee under the Sucampo Indenture to execute specified supplemental indentures. In addition, Sucampo agreed to promptly notify Parent following the occurrence of any event that would require an adjustment to the conversion rate under the Sucampo Indenture.

Termination. The Merger Agreement may be terminated prior to the Effective Time under any of the following circumstances:

•	by mutual written consent of Parent and Sucampo at any time prior to the Offer Acceptance Time;

•	by either Parent or Sucampo if the Offer (as it may be extended in accordance with the Merger Agreement) has expired without the acceptance for payment of Sucampo Shares pursuant to the Offer promptly thereafter (except that no party will be permitted to terminate pursuant to this provision if the failure of the acceptance for payment of Sucampo Shares pursuant to the Offer is primarily caused by a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the acceptance for payment of Sucampo Shares pursuant to the Offer). We refer to any termination of the Merger Agreement pursuant to this provision as an “Expired Offer Termination”;

•	by either Parent or Sucampo if a court of competent jurisdiction or other governmental body has issued a decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Sucampo Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable (except that no party will be permitted to terminate pursuant to this provision if the issuance of such final and nonappealable order, decree, ruling or other action was primarily caused by a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Effective Time);

•	by Parent, at any time prior to the Offer Acceptance Time, if, whether or not permitted by the Merger Agreement to do so: (i) the Sucampo Board has failed to include the Sucampo Board recommendation in the Schedule 14D-9 when mailed, or has effected an Adverse Change in Recommendation; (ii) the Sucampo Board has failed to publicly reaffirm its recommendation of the Merger Agreement within ten business days after Parent so requests in writing if no Acquisition Proposal has been publicly announced (or within two business days after public announcement of any Acquisition Proposal (other than a tender offer or exchange offer)), except that Parent may only make such request once every 30 days if no Acquisition Proposal has been publicly announced (or no more than once with respect to any Acquisition Proposal that has been publicly announced (but each time a Determination Notice is delivered Parent will be entitled to make a new such request)); or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, the Sucampo Board fails to recommend, in a solicitation/recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer. We refer to any termination of the Merger Agreement pursuant to this provision as a “Change in Recommendation Termination”;

•	by either Parent or Sucampo if the Offer Acceptance Time has not occurred on or prior to the End Date, which is June 21, 2018 (except that no party will be permitted to terminate pursuant to this provision if the failure of the Offer Acceptance Time to occur prior to the End Date was primarily caused by the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party). We refer to any termination of the Merger Agreement pursuant to this provision as an “End Date Termination”;

•

by Sucampo, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and simultaneously with such termination enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer, so long as Sucampo has complied in all respects with the requirements described above under “—No Solicitation” and

“—Change of the Sucampo Board Recommendation” with respect to such Superior Offer, and concurrently with (and as a condition) to such termination, Sucampo must have paid the Termination Fee (as defined below) to Parent or its designee. We refer to any termination of the Merger Agreement pursuant to this provision as a “Superior Offer Termination”;

•	by Parent at any time prior to the Offer Acceptance Time if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Sucampo has occurred such that the Representations Condition, the Covenants Condition or the MAE Condition would not be satisfied and cannot be cured by Sucampo by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date Parent gives Sucampo written notice of such breach or failure to perform or non-satisfaction (except that Parent will not be permitted to terminate pursuant to this provision if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder such that Sucampo could terminate the Merger Agreement pursuant to the following bullet point). We refer to any termination of the Merger Agreement pursuant to this provision as a “Sucampo Breach Termination”;

•	by Sucampo at any time prior to the Offer Acceptance Time if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser has occurred, in each case if such breach or failure has prevented or would reasonably be expected to prevent Parent or Purchaser from consummating the Offer or the Merger pursuant to the Merger Agreement and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date Sucampo gives Parent written notice of such breach or failure to perform (except that the Company will not be permitted to terminate pursuant to this provision if Sucampo is then in material breach of any representation, warranty, covenant or obligation hereunder such that Parent could terminate the Merger Agreement pursuant to the preceding bullet point). We refer to any termination of the Merger Agreement pursuant to this provision as a “Parent Breach Termination”; or

•	by Sucampo (i) if Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer by January 17, 2018 or (ii) if Purchaser has failed to accept for payment and pay for all Sucampo Shares validly tendered (and not validly withdrawn) promptly following the expiration of the Offer (as it may be extended in accordance with the Merger Agreement) in accordance with the provisions of the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will be of no further force or effect and there will be no liability or obligation on the part of Parent, Purchaser or Sucampo or any of their respective directors, officers and affiliates following any such termination, except that (i) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between a subsidiary of Parent and Sucampo (as described below), will survive such termination, including the provisions described in “— Sucampo Termination Fee” below, and (ii) no such termination will relieve any party from liability for common law fraud or any willful breach of the Merger Agreement prior to such termination.

Sucampo Termination Fee. Sucampo has agreed to pay Parent a termination fee of $44,000,000 in cash (the “Termination Fee”) in any of the following circumstances:

•	the Merger Agreement is terminated by Sucampo pursuant to a Superior Offer Termination;

•	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination (or, at the time the Merger Agreement is terminated pursuant to another provision, Parent had the right to terminate the Merger Agreement pursuant to a Change in Recommendation Termination); or

•	(i) the Merger Agreement is terminated pursuant to an Expired Offer Termination, an End Date Termination (but, in the case of a termination by Sucampo, only if at the time the Merger Agreement is terminated (1) Parent had the right to terminate the Merger Agreement pursuant to an End Date Termination or a Sucampo Breach Termination or (2) there has been a breach or failure to perform that could have given rise, with notice or the passage of time, to the right to terminate the Merger Agreement pursuant to a Sucampo Breach Termination) or a Sucampo Breach Termination, (ii) any person has publicly disclosed an Acquisition Proposal (or, if the Merger Agreement is terminated pursuant to a Sucampo Breach Termination (or, at the time the Merger Agreement is terminated, there has been a breach or failure to perform that has given rise or could have given rise, with notice or the passage of time, to the right to terminate the Merger Agreement pursuant to a Sucampo Breach Termination), any Acquisition Proposal has been communicated to the Sucampo Board), in each case after the date of the Merger Agreement and prior to such termination (unless such Acquisition Proposal, if publicly made, was publicly withdrawn (without any indication that an Acquisition Proposal could be made again) at least two business days prior to the event giving rise to (or that could have given rise to) the right of termination) and (iii) within twelve months of such termination Sucampo consummates or enters into a definitive agreement with respect to any Acquisition Proposal (except that for purposes of determining if the Termination fee is payable under this prong (iii), the references to “20%” in the definition of “Acquisition Proposal” described above under “—No Solicitation” will be deemed to be references to “50%”).

In no event will Sucampo be required to pay the Termination Fee on more than one occasion. In the event Parent or its designee receives the Termination Fee (and specified payments in respect of legal proceedings brought to enforce payment of the Termination Fee, if applicable), such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the transactions contemplated by the Merger Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective affiliates or any other person will be entitled to bring or maintain any claim, action or proceeding against Sucampo or any of its affiliates arising out of or in connection with the Merger Agreement, any of the transactions contemplated by the Merger Agreement or any matters forming the basis for such termination (except that such receipt will not limit the rights of Parent or Purchaser with respect to equitable relief, common law fraud or willful breach). In the event that the Termination Fee (and specified payments in respect of legal proceedings brought to enforce payment of the Termination Fee, if applicable) are paid to Parent or its designee in circumstances for which the Termination Fee is payable as described above, such payment from Sucampo of the Termination Fee (and specified payments in respect of legal proceedings brought to enforce payment of the Termination Fee, if applicable) will be the sole and exclusive remedy of Parent, Purchaser and any of their respective affiliates against Sucampo and any of its respective former, current or future officers, directors, partners, stockholders, option holders, managers, members or affiliates (collectively, “Sucampo Related Parties”) for any loss suffered as a result of circumstances for which the Termination Fee is payable as described above, and none of the Sucampo Related Parties shall have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated thereby (except that such payment will not limit the rights of Parent or Purchaser with respect to equitable relief, common law fraud or willful breach).

Specific Performance. Parent, Purchaser and Sucampo have agreed that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, each party will be entitled to an injunction or injunctions, specific performance, or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.

Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Support Agreement

In connection with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement, dated as of December 23, 2017 with RJ Fund, LLC, Ryuji Ueno Foundation, Inc., SK Impact Fund, LLC and Sachiko Kuno Foundation, Inc. (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 32% of the outstanding Sucampo Shares as of January 9, 2018.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Sucampo Shares beneficially owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of Sucampo stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Sucampo Shares:

•	against any action or agreement that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation of Sucampo contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or (b) result in any of the Offer Conditions or the conditions to the Merger set forth in the Merger Agreement not being satisfied on or before the End Date;

•	against any change in the membership of the Sucampo Board; and

•	against any Acquisition Proposal and against any other action, agreement or transaction involving Sucampo that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

Each Supporting Stockholder also granted Parent an irrevocable proxy with respect to the foregoing, subject to the terms and conditions of the Support Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Sucampo Shares, including restrictions on transfer, and agreed to comply with specified non-solicitation provisions with respect to any Acquisition Proposal.

The Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the mutual written consent of Parent and such Supporting Stockholder and (d) any amendment or modification to the Merger Agreement, or waiver of any of Sucampo’s rights under the Merger Agreement, in each case, that results in a decrease in, or change in the form of, the Offer Price or an extension of the End Date (unless such Supporting Stockholder consents in writing in advance to such amendment or waiver).

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (d)(2) of the Schedule TO of which this Offer to Purchase forms a part.

Confidentiality Agreement

On November 3, 2017, Sucampo and Mallinckrodt LLC, a wholly owned subsidiary of Parent, entered into a confidentiality agreement pursuant to which each party agreed, on behalf of itself and its affiliates, and subject to certain exceptions, to keep confidential nonpublic information about the other party and its affiliates in connection with the consideration of a possible strategic transaction involving Parent and Sucampo. Such agreement also provided that, for a period of 12 months, subject to certain exceptions, Parent and its affiliates would not acquire any Sucampo Shares or other securities of Sucampo (which restriction ended upon the execution of the Merger Agreement).

12.	Purpose of the Offer; Plans for Sucampo.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Sucampo. The Offer, as the first step in the acquisition of Sucampo, is intended to facilitate the acquisition of all outstanding Sucampo Shares. The purpose of the Merger is to acquire all outstanding Sucampo Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable thereafter.

If you tender your Sucampo Shares in the Offer and we accept such Sucampo Shares for payment and consummate the Offer, you will cease to have any equity interest in Sucampo or any right to participate in its earnings and future growth. If you do not tender your Sucampo Shares, but the Merger is consummated, you also will no longer have an equity interest in Sucampo. Similarly, after our acceptance for payment of any Sucampo Shares you tender in the Offer or upon the conversion of your Sucampo Shares into the right to receive the Merger Consideration in the subsequent Merger, you will not bear the risk of any decrease in the value of Sucampo.

Merger without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Sucampo before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger in accordance with Section 251(h) of the DGCL without a vote of Sucampo stockholders.

Plans for Sucampo. If we accept Sucampo Shares for payment pursuant to the Offer, we will obtain control over the management of Sucampo and Sucampo’s Board shortly thereafter. Parent and Purchaser are conducting a detailed review of Sucampo and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Sucampo during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Sucampo’s business, operations, capitalization and management with a view to optimizing development of Sucampo’s potential in conjunction with Sucampo’s and Parent’s existing businesses. We expect that all aspects of Sucampo’s business will be fully integrated into Parent. However, plans may change based on further analysis, including changes in Sucampo’s business, corporate structure, charter, bylaws, capitalization and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for Sucampo,” and Section 13 — “Certain Effects of the Offer,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving

Sucampo (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Sucampo, (iii) any material change in Sucampo’s capitalization or dividend policy, (iv) any other material change in Sucampo’s corporate structure or business, (v) changes to the management of Sucampo, (vi) a class of securities of Sucampo being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Sucampo being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

It is possible that certain members of Sucampo’s current management team will enter into new employment arrangements with Parent or the Surviving Corporation after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the completion of the Merger, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Pursuant to the Merger Agreement, the initial board of directors of the Surviving Corporation immediately following the Effective Time will consist of the members of the board of directors of Purchaser as of the Effective Time, and the initial officers of the Surviving Corporation immediately following the Effective Time will consist of the officers of Purchaser as of the Effective Time.

The certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time will be in the forms attached to the Merger Agreement as Exhibits B and C, respectively.

13.	Certain Effects of the Offer.

Market for the Sucampo Shares. If the Offer is successful, there will be no market for the Sucampo Shares because Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

Stock Quotation. The Sucampo Shares are currently listed on the NASDAQ Global Market. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Offer Closing), the Sucampo Shares will no longer meet the requirements for continued listing on the NASDAQ Global Market because the only stockholder will be Parent or one or more of its wholly owned subsidiaries. The NASDAQ Global Market requires, among other things, that any company with listed shares of common stock have at least 400 total stockholders. As promptly as practicable following the consummation of the Merger, we intend and will cause Sucampo to delist the Sucampo Shares from the NASDAQ Global Market.

Margin Regulations. The Sucampo Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Sucampo Shares. Depending upon factors similar to those described above regarding the market for the Sucampo Shares and stock quotations, it is possible that, following the Offer, the Sucampo Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Sucampo Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Sucampo to the SEC if the Sucampo Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Sucampo Shares under the Exchange Act would substantially reduce the information required to be furnished by Sucampo to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Sucampo, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Sucampo and persons holding “restricted securities” of Sucampo to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Sucampo to terminate the registration of the Sucampo Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Sucampo Shares is not terminated prior to the Merger, the registration of the Sucampo Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Sucampo will not declare, accrue, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or other property) in respect of its capital stock (including the Sucampo Shares) or set any record date therefor.

15.	Conditions of the Offer.

The obligation of Purchaser to accept for payment and pay for Sucampo Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(h)” below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Sucampo Shares promptly after the termination or withdrawal of the Offer)) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Sucampo Shares, and, to the extent permitted by the Merger Agreement, may (i) terminate the Offer (1) upon termination of the Merger Agreement and (2) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the Merger Agreement) or (ii) amend the Offer as otherwise permitted by the Merger Agreement, if: (A) the Minimum Condition shall not be satisfied as of 8:00 a.m., Eastern time, on the Expiration Date; or (B) any of the additional conditions set forth in clauses “(b)” through “(h)” below shall not be satisfied or waived in writing by Parent:

(a)	there shall have been validly tendered and not validly withdrawn Sucampo Shares that, considered together with all other Sucampo Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), would represent one more than 50% of the total number of Sucampo Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)	(i) specified representations and warranties of Sucampo with respect to its corporate organization, subsidiaries, capitalization, organizational documents, the absence of certain changes, authorization to enter into the Merger Agreement, the applicability of certain antitakeover laws and the opinion of Sucampo’s financial advisor must have been true and accurate in all material respects (or in all respects in the case of a specified representation and warranty regarding the absence of certain changes) as of the date of the Merger Agreement, and must be true and accurate in all material respects (or in all respects in the case of a specified representation and warranty regarding the absence of certain changes) at and as of the Offer Acceptance Time as if made on and as of such time (except that the truth and accuracy of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(ii) specified representations and warranties of Sucampo with respect to its capitalization must have been true and accurate in all respects as of the date of the Merger Agreement, and must be true and accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time (except that the truth and accuracy of those representations or warranties that address matters only as of a specific date shall be measured only as of such date), in each of the foregoing cases, except where the failure to be so true and accurate in all respects has not resulted and would not reasonably be expected to result in additional cost, expense or liability to Sucampo, Parent and their affiliates, individually or in the aggregate, that is more than $1,000,000; and

(iii) all of the other representations and warranties of Sucampo set forth in the Merger Agreement must have been true and accurate in all respects as of the date of the Merger Agreement, and must be true and accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except where the failure of such representations and warranties to be so true and accurate does not constitute, and would not reasonably be expected to have, a “Material Adverse Effect” (as defined in the Merger Agreement and described in Section 11 — “The Merger Agreement; Other Agreements”) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (B) the truth and accuracy of those representations or warranties that address matters only as of a specific date shall be measured only as of such date) (collectively, paragraphs (b)(i), (b)(ii) and (b)(iii), the “Representations Condition”);

(c)	Sucampo must have complied with or performed in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Covenants Condition”);

(d)	any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the HSR Act must have been obtained, must have been received or must have terminated or expired, as the case may be (the “Regulatory Condition”);

(e)	since the date of the Merger Agreement, there must have been no event, occurrence, violation, inaccuracy, circumstance or other matter that, individually or in the aggregate, has had or would reasonably be expected to have, a “Material Adverse Effect” (as defined in the Merger Agreement and described in Section 11 — “The Merger Agreement; Other Agreements”) (the “MAE Condition”);

(f)	Parent and Purchaser must have received a certificate executed on behalf of Sucampo by Sucampo’s Chief Executive Officer and Chief Financial Officer confirming that the Representations Condition, the Covenants Condition and the MAE Condition have been duly satisfied;

(g)	there must not have been issued by any governmental body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Sucampo Shares pursuant to the Offer or the consummation of the Offer or the Merger, nor shall any action have been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Sucampo Shares pursuant to the Offer, or the consummation of the Merger;

(h)	Parent shall have received (i) audited consolidated balance sheets and related statements of income and cash flows of Sucampo for the most recent three fiscal years ended at least 90 days prior to the Offer Acceptance Time and (ii) unaudited consolidated balance sheets and related statements of income and cash flows of each of Sucampo for each fiscal quarter ended after the close of its most recent fiscal year and at least 45 days prior to the Offer Acceptance Time (but excluding the fourth quarter of any fiscal year), with Parent having acknowledged its prior receipt of the financial statements referred to in the foregoing clause (i) for the fiscal years ended in 2014, 2015 and 2016, and in the foregoing clause (ii) for the fiscal quarters ended on September 30, 2017, June 30, 2017 and March 31, 2017, and which condition may be satisfied by Sucampo’s public filing with the SEC of any audited financial statements required pursuant to the foregoing clause (i) in an Annual Report on Form 10-K or unaudited financial statements required pursuant to the foregoing clause (ii) in a Quarterly Report on Form 10-Q; and

(i)	the Merger Agreement must not have been terminated in accordance with its terms.

The foregoing conditions, which we refer to collectively as the “Offer Conditions,” are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The Offer Conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Sucampo with the SEC and other information concerning Sucampo, we are not aware of any governmental license or regulatory permit that appears to be material to Sucampo’s business that might be adversely affected by our acquisition of Sucampo Shares or the Merger as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Sucampo Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “—State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Sucampo Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without significant conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences would not result to Sucampo’s business, any of which, under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Sucampo Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act and the rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (referred to as “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Sucampo Shares in the Offer.

Under the HSR Act, our purchase of Sucampo Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated. Pursuant to the Merger Agreement, Parent and Sucampo filed such Premerger Notification and Report Forms on January 12, 2018 and January 12, 2018, respectively. If, within the 15 calendar day waiting period (which is set to expire at 11:59 p.m. on January 29, 2018), either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Sucampo is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Sucampo’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Sucampo from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Sucampo Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Sucampo Shares at the time of the Merger (which we expect to be the case if the Offer is consummated, given the

Minimum Condition) or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Sucampo. At any time before or after Purchaser’s acceptance for payment of Sucampo Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the reviewing agency has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Sucampo Shares have already been acquired, requiring disposition of such Sucampo Shares, or the divestiture of substantial assets of Parent, Purchaser, Sucampo or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 11 — “The Merger Agreement; Other Agreements — Reasonable Best Efforts” and Section 15 — “Conditions of the Offer.”

State Takeover Laws. Sucampo is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Sucampo Board has approved the Merger Agreement, the Support Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Sucampo, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Sucampo Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Sucampo Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Sucampo Shares pursuant to the Offer in which we seek to acquire the remaining Sucampo Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Sucampo for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Sucampo Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and

(ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Sucampo Shares for payment pursuant to the Offer, we will hold a sufficient number of Sucampo Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Sucampo stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Sucampo will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Sucampo stockholders in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Sucampo Shares in connection with the Offer. However, if the Merger is consummated, the holders of Sucampo Shares immediately prior to the Effective Time who (i) did not tender their Sucampo Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Sucampo Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Sucampo Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Sucampo Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest accruing at 5% over the Federal Reserve discount rate (including any surcharge), unless the court in its discretion determines otherwise for good cause shown.

In determining the “fair value” of any Sucampo Shares, the Court of Chancery will take into account all relevant factors. Holders of Sucampo Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Sucampo Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Sucampo a written demand for appraisal of Sucampo Shares held, which demand must reasonably inform Sucampo of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Sucampo Shares in the Offer; and

•	continuously hold of record the Sucampo Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Sucampo Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Sucampo Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Sucampo Shares.

18.	Fees and Expenses.

Parent has retained D.F. King & Co., Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the depositary and paying agent (the “Depositary”) in connection with the Offer. The Information Agent may contact holders of Sucampo Shares by mail, telephone, Internet and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Sucampo Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Sucampo Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Sucampo Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Sucampo has advised Purchaser that it will file with the SEC on the date hereof its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Sucampo Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Sucampo” above.

Sun Acquisition Co.

January 16, 2018

SCHEDULE I — INFORMATION RELATING TO PARENT AND PURCHASER

Parent

The following table sets forth information about Parent’s directors and executive officers as of January 16, 2018. The current business address of each person is c/o Mallinckrodt plc, 3 Lotus Park, The Causeway, Staines-Upon-Thames, Surrey TW18 3AG, United Kingdom, and the business telephone number is +44 017 8463 6700.

Name	Citizenship	Position
Melvin D. Booth	US	Director
David R. Carlucci	US	Director
J. Martin Carroll	US	Director
Diane H. Gulyas	US	Director
David Y. Norton	Australia	Director
JoAnn A. Reed	US	Director
Angus C. Russell	UK	Director
Mark C. Trudeau	US	President, Chief Executive Officer and Director
Kneeland C. Youngblood, M.D.	US	Director
Joseph A. Zaccagnino	US	Director
Matthew K. Harbaugh	US	Executive Vice President and Chief Financial Officer
Meredith B. Fischer	US	Chief Public Affairs Officer
Michael-Bryant Hicks	US	General Counsel
Ronald K. Lloyd	US	Executive Vice President and President, Hospital Therapies
Hugh M. O’Neill	US	Executive Vice President and President, Autoimmune and Rare Diseases
Gary M. Phillips, M.D.	US	Executive Vice President and Chief Strategy Officer
Steven J. Romano, M.D.	US	Executive Vice President and Chief Scientific Officer
Frank Scholz, Ph.D.	Germany	Executive Vice President of Global Operations and President, Specialty Generics
Karen Sheehy	US	Senior Vice President and Chief Compliance Officer
Ian J. Watkins	UK	Chief Human Resources Officer

Directors and Executive Officers of Parent

Melvin D. Booth has been Parent’s Chairman of the Board and a director since June 2013. He is also a member of Parent’s Audit and Portfolio Committees. Mr. Booth has been a strategic advisor in life sciences to Genstar Capital (a private equity firm) since 2005. Mr. Booth’s previous public company board experience includes serving as a director of Catalent Pharma Solutions, Inc. from 2010 to 2017, as Lead Director of Millipore from 2004 to 2010, and as a director of MedImmune from 1998 to 2005 and Human Genome Sciences from 1995 to 1998. Mr. Booth was President of MedImmune from 1998 until his retirement at the end of 2003. Mr. Booth was Chairman of the Board and a director of eResearch Technologies from 2012 to 2016 and Chairman of the Board and a director of PRA International from 2004 to 2013. Mr. Booth was President of Human Genome Sciences from 1995 to 1998. He held a variety of domestic and international positions with Syntex from 1981 to 1995, including serving as President of its U.S. pharmaceuticals business. Mr. Booth has been active in U.S. pharmaceutical industry organizations and is a past Chairman of the Pharmaceuticals Manufacturers Association of Canada.

David R. Carlucci has been Parent’s director since June 2013 and is Chair of the Human Resources and Compensation Committee. Mr. Carlucci was President and Chief Operating Officer of IMS Health Incorporated, an information services company, from October 2002 until January 2005, when he was named Chief Executive Officer and President. He became Chairman the following year. Mr. Carlucci retired from IMS Health in December 2010. Mr. Carlucci held several senior executive level positions at IBM from 1976 to 2002, including responsibilities for operations in the U.S., Canada, and Latin America. Mr. Carlucci has been a director of MasterCard International since 2006 and served as Chairman of its Human Resources and Compensation Committee from 2006 to 2014. Mr. Carlucci also served as a member of the advisory board of Mitsui USA, one of the world’s most diversified comprehensive trading, investment and service companies.

J. Martin Carroll has been Parent’s director since June 2013 and is Chair of its Compliance Committee and a member of its Nominating and Governance and Portfolio Committees. He served as President and Chief Executive Officer of Boehringer Ingelheim Corporation and of Boehringer Pharmaceuticals, Inc. from 2003 until 2011 and as a director of Boehringer Ingelheim Corporation from 2003 until December 2012. He joined the organization in 2002 as President of Boehringer Pharmaceuticals, Inc. Mr. Carroll worked at Merck & Company, Inc. from 1976 to 2001. From 1972 to 1976, Mr. Carroll served in the United States Air Force where he attained the rank of Captain. He has served as a director of Therapeutics MD, Inc. since March 2015, as a director of Catalent Pharma Solutions since July 2015 and as a director of Inotek since March 2016 and as Chairman of Inotek since June 2016. Mr. Carroll served as a director of Durata Therapeutics, Inc. from August 2014 until November 2014 when it was acquired by Actavis and as a director of Vivus, Inc. from May 2013 until September 2014.

Diane H. Gulyas has been Parent’s director since June 2013 and is a member of its Human Resources and Compensation Committee. Ms. Gulyas served as a member of its Audit Committee until November 17, 2016. Ms. Gulyas retired in April 2014 from E. I. du Pont de Nemours and Company where she served as the President of DuPont’s Performance Polymers division since 2009. She had also served as the Vice Chairman of the DuPont-Teijin Films global joint venture. Ms. Gulyas has served as a director of W.R. Grace & Co. since January 2015 and serves as chair of its Corporate Responsibility Committee. She also has served as a director of Expeditors International of Washington, Inc. since November 2015 and serves as a member of its Compensation Committee. From 2009 until 2012, Ms. Gulyas served as a director and as a member of the Finance Committee of Navistar International Corporation, a leading manufacturer of commercial trucks, buses, RVs, defense vehicles and engines.

David Y. Norton has been Parent’s director since September 2017 and is a member of its Human Resources and Compensation and Portfolio Committees. He is Chairman of the board of directors of Vivus, Inc., where he has been a director since July 2013. Mr. Norton was company group chairman, Global Pharmaceuticals, for Johnson & Johnson, a role in which he led and developed the business’ strategic growth agenda, including the strategy for licensing, acquisitions and divestments, and ensuring alignment with the global strategic functions, research and development, and commercial organizations. He retired in 2011 from Johnson & Johnson, where his 32-year tenure spanned marketing and international country management roles; serving as president of the Janssen Pharmaceuticals business in the U.S., group chairman of the Pharmaceuticals Group for Europe, Middle East and Africa, and then for the U.S. and Canada business; as well as the role of company group chairman, worldwide commercial and operations, for Johnson & Johnson’s CNS and virology business. He previously served as a director for INC Research Holdings Inc. and Savient Pharmaceuticals Inc. Mr. Norton also serves on the board of TB Alliance, a not-for-profit organization dedicated to the discovery and development of tuberculosis drugs.

JoAnn A. Reed has been Parent’s director since June 2013 and is Chair of its Audit Committee. Ms. Reed is a healthcare services consultant. Ms. Reed served as an advisor to the Chief Executive Officer of Medco Health Solutions, a leading pharmacy benefit manager, from April 2008 to April 2009. She previously served as the Senior Vice President, Finance and Chief Financial Officer of Medco until 2008. Upon joining Medco in 1988, Ms. Reed served in finance and accounting roles of increasing responsibility and was appointed Senior Vice President, Finance in 1992 and Chief Financial Officer in 1996. Prior to joining Medco, Ms. Reed’s experience included finance roles at Aetna/American Reinsurance Co., CBS Inc., Standard and Poor’s Corporation and Unisys/Timeplex Inc. Ms. Reed has been a director of American Tower Corporation since 2007 and a director of Waters Corporation since 2006. She served as a director of Health Management Associates, Inc. from 2013 to 2014 and as a trustee of St. Mary’s College of Notre Dame from 2006 to 2015.

Angus C. Russell has been Parent’s director since August 2014 and is Chair of its Portfolio Committee and a member of its Audit Committee. Mr. Russell served as a director of Questcor Pharmaceuticals, Inc. from June 2013 until Questcor was acquired by us in August 2014. Mr. Russell served as Chief Executive Officer of Shire Plc, a leading global specialty biopharmaceutical company, from 2008 until his retirement in April 2013 and was a member of its Board of Directors from 1999 to 2013. From 1999 to 2008, Mr. Russell served as Chief Financial Officer of Shire. Prior to joining Shire, Mr. Russell served at ICI, Zeneca, and AstraZeneca, most recently as VP of Corporate Finance at AstraZeneca. Mr. Russell has served as the non-executive Chairman of Revance Therapeutics, Inc. since March 2014. He has served as a director of BioTime, Inc. since December 2014 and as a director of Therapeutics MD, Inc. since March 2015. He was a director of InterMune, Inc. from 2011 to 2014. Mr. Russell is a Chartered Accountant.

Mark C. Trudeau is Parent’s President and Chief Executive Officer, and also serves on Parent’s board of directors. In anticipation of the separation from Parent from Covidien, Mr. Trudeau joined Covidien in February 2012 as a Senior Vice President and President of its pharmaceuticals business. He joined Covidien from Bayer HealthCare Pharmaceuticals LLC USA, the U.S. healthcare business of Bayer AG, where he served as Chief Executive Officer. He simultaneously served as President of Bayer HealthCare Pharmaceuticals, the U.S. organization of Bayer’s global pharmaceuticals business. In addition, he served as Interim President of Bayer’s global specialty medicine business unit from January to August 2010. Prior to joining Bayer in 2009, Mr. Trudeau headed the Immunoscience Division at Bristol-Myers Squibb. During his 10-plus years at Bristol-Myers Squibb, he served in multiple senior roles, including President of the Asia/Pacific region, President and General Manager of Canada and General Manager/Managing Director in the United Kingdom. Mr. Trudeau was also with Abbott Laboratories, serving in a variety of executive positions, from 1988 to 1998. Mr. Trudeau has served as a director of TE Connectivity Ltd. since March 2016.

Kneeland C. Youngblood, M.D. has been Parent’s director since June 2013. He is a member of its Compliance and Nominating and Governance Committees. Dr. Youngblood is a founding partner of Pharos Capital Group, a private equity firm that focuses on providing growth and expansion capital/buyouts in healthcare, business services and opportunistic investments. Dr. Youngblood served as a director of Gap Inc. from 2006 to 2012, a director of Starwood Hotels and Resorts from 2001 to 2012, a director of Burger King Corporation from 2004 to 2010 and a director of iStar Financial from 1998 to 2001. Dr. Youngblood has been serving as a director of Energy Future Holdings Corp, an electric utility provider, since 2007 and a director of Pace Holdings Corp. II, a company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, since 2017. Prior to that, he served as a director of Pace Holdings Corp. from 2015 to 2017.

Joseph A. Zaccagnino has been Parent’s director since June 2013. He is Chair of its Nominating and Governance Committee and a member of our Compliance Committee. Mr. Zaccagnino served as a director of Covidien plc and Chair of its Nominating and Governance Committee from its incorporation in 2007 until it was acquired by Medtronic plc in January 2015. Mr. Zaccagnino served as President, Chief Executive Officer and director of Yale New Haven Health System and its flagship Yale-New Haven Hospital from 1991 until his retirement in 2005. He also served as a director of NewAlliance Bancshares, Inc. from 1991 until it was acquired in 2010. Mr. Zaccagnino served on the board of the National Committee for Quality Healthcare from 1995 until 2005, and was elected Chairman of the Board in 2003. From 1999 until 2006 he served as a director and from 2004 to 2006 as Chairman of the Board of VHA Inc., a for-profit cooperative of community owned health systems and their physicians that provides supply chain and group purchasing services through their subsidiaries, Novation and Provista.

Matthew K. Harbaugh is Parent’s Executive Vice President and Chief Financial Officer. He has executive responsibility for finance, procurement and information technology. Mr. Harbaugh previously served as Vice President, Finance of Covidien’s Pharmaceuticals business, a position he held from July 2008 until June 2013, when Parent became an independent public company. He also served as Interim President of Covidien’s Pharmaceuticals business from November 2010 to January 2012. Mr. Harbaugh joined Covidien’s

Pharmaceuticals business in August 2007 as its Vice President and Controller, Global Finance for the Global Medical Imaging business. Mr. Harbaugh was a Lead Finance Executive with Cerberus Capital Management, L.P., a New York-based private equity firm, from April 2007 until August 2007. Prior to that Mr. Harbaugh worked nearly ten years for Monsanto, where he held several positions, including corporate finance director, investor relations, and finance director/chief financial officer for Monsanto’s southern Argentine/Chilean and Canadian operations via two expatriate assignments.

Meredith B. Fischer is Parent’s Chief Public Affairs Officer. In anticipation of Parent’s separation from Covidien plc, Ms. Fischer joined Covidien in February 2013 as Vice President, Communications and Public Affairs for its Pharmaceuticals business. Ms. Fischer was employed by Bayer Corporation from 2001 until February 2013, where she served as Vice President of Communications and Public Policy for Bayer HealthCare and Bayer HealthCare Pharmaceuticals, North America. In that role, Ms. Fischer supported Bayer HealthCare’s U.S. pharmaceutical and animal health divisions and the company’s global medical care and consumer care businesses. She was also Vice President of Marketing and Communications at Pitney Bowes, where she was responsible for product marketing, sales communications and the establishment of professional best practices.

Michael-Bryant Hicks is Parent’s General Counsel. Mr. Hicks joined Parent in March 2016. Before joining Parent, Mr. Hicks served as Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of The Providence Service Corporation, a global provider of a range of healthcare services, from January 2014 to February 2016. Prior to that, he served as Assistant General Counsel at DaVita Healthcare Partners, Inc., a leading provider of dialysis services from February 2011 to December 2013. Mr. Hicks was lead attorney for DaVita’s acquisition of HealthCare Partners, one of the country’s largest operators of integrated medical groups and physician networks, and served as interim general counsel for the business. Additionally, he spent five years at Beckman Coulter, Inc., a provider of biomedical testing products, where he was associate general counsel and head of legal support for the company’s Asia and Latin America operations, and was an associate in the corporate law practices of two international law firms — Vinson & Elkins LLP and Mayer, Brown, Rowe & Maw LLP. He began his career as a law clerk for the Honorable James A. Beaty, Jr. of the U.S. District Court for the Middle District of North Carolina.

Ronald K. Lloyd is Parent’s Executive Vice President and President, Hospital Therapies. Prior to joining Parent in January 2016, Mr. Lloyd worked at Baxter Healthcare/Baxalta for 12 years, where he held various commercial leadership positions including: President of the Immunology Division of Baxalta from January to June 2015; Franchise Head, Immunology from January to December 2014; General Manager BioScience U.S. Region from March 2011 to December 2014; General Manager/Vice President — Generative Medicine, Bioscience Division from January 2007 to March 2011; and Vice President — Global Marketing, BioScience Division from April 2003 to December 2006. Mr. Lloyd previously served in a number of commercial and business development capacities at Abbott Laboratories.

Hugh M. O’Neill is Parent’s Executive Vice President and President, Autoimmune and Rare Diseases. From September 2013 to April 2015, he served as Senior Vice President and President, U.S. Specialty Pharmaceuticals. Prior to joining Parent in September 2013, Mr. O’Neill worked at Sanofi-Aventis for ten years where he held various commercial leadership positions including Vice President of Commercial Excellence from June 2012 to July 2013; General Manager, President of Sanofi-Aventis Canada from June 2009 to May 2012; and Vice President Market Access and Business Development from 2006 to 2009. Mr. O’Neill joined Sanofi in 2003 as its Vice President, United States Managed Markets. Mr. O’Neill previously served in a variety of positions of increasing responsibility for Sandoz Pharmaceuticals, Forest Laboratories, Novartis Pharmaceuticals and Pfizer.

Gary M. Phillips, M.D. is Parent’s Executive Vice President and Chief Strategy Officer (a role he also held from October 2013 to August 2014). He served as Senior Vice President and President of our Autoimmune and Rare Disease business from August 2014 to January 2015. Before joining Parent, Dr. Phillips served as head of Global Health and Healthcare Industries for the World Economic Forum in Geneva, Switzerland from January 2012 to September 2013. Previously, Dr. Phillips served as President of Reckitt Benckiser Pharmaceuticals North

America from 2011 to 2012, as Head, Portfolio Strategy, Business Intelligence and Innovation at Merck Serono from 2008 to 2011, and as President of U.S. Pharmaceuticals and Surgical and Bausch & Lomb from 2002 to 2008. Dr. Phillips has also held positions of leadership at Novartis Pharmaceuticals, Wyeth-Ayerst and Gensia Pharmaceuticals. Dr. Phillips serves as a director of Aldeyra Therapeutics, Inc. and Inotek Pharmaceuticals Corp.

Steven J. Romano, M.D. is Parent’s Executive Vice President and Chief Scientific Officer. Dr. Romano joined Parent in May 2015 and has executive responsibility for research and development (R&D), medical affairs and regulatory affairs functions. Dr. Romano is a board-certified psychiatrist with more than 20 years of experience in the pharmaceutical industry. Previously, Dr. Romano spent 16 years at Pfizer, Inc. where he held a series of senior medical and R&D roles of increasing responsibility, culminating with his role as Senior Vice President, Head, Global Medicines Development, Global Innovative Pharmaceuticals Business. Prior to joining Pfizer, he spent four years at Eli Lilly & Co.

Frank Scholz, Ph.D. is Parent’s Executive Vice President of Global Operations and President, Specialty Generics. His responsibilities include global manufacturing operations, quality and supply chain, as well as the Specialty Generics segment. He joined Parent in March 2014 as Senior Vice President of Global Operations and assumed his current position in September 2016. Prior to joining Parent, Dr. Scholz was a partner with McKinsey & Co, a global management consulting firm first in its Hamburg, Germany office and then in its Chicago, Illinois office. Dr. Scholz was a leader in McKinsey’s global pharmaceutical and operations practices. He joined McKinsey in 1997. Prior to joining McKinsey, Dr. Scholz was a research assistant at the Institute for Management and Accounting at the University of Hanover, Germany.

Karen Petruno Sheehy is Parent’s Senior Vice President and Chief Compliance Officer. Ms. Sheehy joined Parent in January 2017. Prior to joining Parent, Ms. Sheehy had served Sanofi U.S., Inc. as Vice President, Head, North America Compliance since April 2011 and held positions of increasing responsibility at Sanofi and Sanofi-Aventis U.S., Inc. (formerly Aventis, Inc.) after joining in September 2000. Ms. Sheehy has over 25 years of legal experience, concentrated in pharmaceutical legal and compliance issues.

Ian J. Watkins is Parent’s Chief Human Resources Officer. Mr. Watkins joined Covidien’s Pharmaceuticals business in September 2012 as the Chief Human Resources Officer. Mr. Watkins served as Vice President, Global Human Resources at Synthes, Inc. from June 2007 to September 2012, which was acquired by Johnson & Johnson. Mr. Watkins served as Senior Vice President, Human Resources from 2003 to 2006 for Andrx Corporation, which is now part of Allergan, Inc. (formerly Actavis, Inc. and Watson Pharmaceuticals, Inc.).

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of January 16, 2018. The current business address of each person is c/o Mallinckrodt LLC, 675 McDonnell Blvd., Hazelwood, Missouri 63042, and the business telephone number is (314) 654-2000.

Name	Citizenship	Position with Purchaser

Kathleen A. Schaefer	US	President and Director
Marvin R. Haselhorst	US	Vice President and Director
John E. Einwalter	US	Vice President, Treasurer and Director

Directors and Executive Officers of Purchaser

Kathleen A. Schaefer has served as Senior Vice President, Finance and Corporate Controller of Parent since May 2016. She previously served as Vice President, Finance and Corporate Controller of Parent from June 2013 to May 2016. She has served as the President and a director of Purchaser since its formation in December 2017. Ms. Schaefer previously served as controller of Covidien’s Pharmaceuticals business from June 2007 until its separation from Covidien in June 2013.

Marvin R. Haselhorst has served as Vice President, Global Tax of Parent since June 2013. He has served as Vice President and a director of Purchaser since its formation in December 2017. Mr. Haselhorst previously served as head of the tax function for Covidien’s Pharmaceuticals business from July 2012 until its separation from Covidien in June 2013. From June 2006 until June 2012, Mr. Haselhorst was Vice President, Global Tax for Solutia, Inc., a specialty chemical manufacturer and distributor headquartered in St. Louis, Missouri.

John E. Einwalter has served as Vice President and Treasurer of Parent since June 2013. He also has served as Vice President, Treasurer and a director of Purchaser since its formation in December 2017. Mr. Einwalter previously served as treasurer of Covidien’s Pharmaceuticals business from October 2012 until its separation from Covidien in June 2013. Previously, Mr. Einwalter was Vice President and Treasurer of Belden Inc., a global manufacturer of connectivity and networking equipment, from July 2011. He was the Director of Treasury at Smurfit-Stone Container Corporation, a paperboard and paper-based packaging company, from February 2010 to July 2011. From September 2003 to January 2010, Mr. Einwalter served in various finance positions with Anheuser-Busch InBev.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Sucampo Shares and any other required documents should be sent or delivered by each stockholder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By facsimile transmission (for eligible institutions only): (718) 234-5001

If delivering by mail:	If delivering by hand (before 5:00 pm), express mail, courier or any other expedited service:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

To confirm facsimile via phone: (800) 937-5449

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Sucampo Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders May Call Toll Free: (866) 620-0678

Banks and Brokers May Call Collect: (212) 269-5550

Email: SCMP@dfking.com